Filed Pursuant to Rule 424(b)(4)
Registration No. 333-151605

PROSPECTUS

Up to 7,500,000 Shares of Common Stock
Issuable upon the Exercise of Subscription Rights at $2.00 per share

We are distributing, at no charge to our stockholders, non-transferable subscription rights to purchase up to an aggregate of 7,500,000 shares of our common stock, par value $1.00 per share. Subscription rights will be distributed to persons who owned shares of our common stock as of 5:00 p.m., Eastern Time, on September 22, 2008, the record date of the rights offering.

Each subscription right will entitle you to purchase 1.804268 shares of our common stock at the subscription price of $2.00 per share, which we refer to as the basic subscription right. If you fully exercise your basic subscription right and other stockholders do not fully exercise their basic subscription rights, you will be entitled to exercise an over-subscription privilege, subject to allotment, to purchase a portion of the unsubscribed shares of our common stock at the same subscription price of $2.00 per share. To the extent you properly exercise your over-subscription privilege for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription payments received by the subscription agent will be returned to you, without interest, as soon as practicable following the expiration of the rights offering. We are not requiring a minimum subscription to complete the rights offering. Funds we receive from subscribers in the rights offering will be held in escrow by the subscription agent until the rights offering is completed or canceled.

The subscription rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on December 8, 2008 unless we extend the rights offering period. We may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event the rights offering is canceled, all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

We intend to offer any shares of common stock that remain unsubscribed (after taking into account all over-subscription rights exercised) at the expiration of the rights offering to the public at $2.00 per share. Any offering of shares of common stock that remain unsubscribed shall be on a best efforts basis by our officers and directors. The public offering of unsubscribed shares of common stock shall terminate on January 20, 2009.

We are conducting the rights offering to raise equity capital to improve our capital position, to inject additional capital into CapitalSouth Bank and to retain the remainder of any proceeds for general corporate purposes. Our capital position has been impacted negatively by increases in our provision for loan losses due to deteriorating real estate market conditions impact on our credit quality. Management and our banking regulators believe that a higher level of capital is prudent due to the current market conditions and the related impact on our financial position. Our board of directors has chosen to raise capital through a rights offering to give our stockholders the opportunity to limit ownership dilution.

You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering. All exercises of subscription rights are irrevocable. Our board of directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights may not be sold, transferred or assigned and will not be listed for trading on The Nasdaq Global Market or any other stock exchange or market.

Our common stock is traded on The Nasdaq Global Market under the ticker symbol “CAPB.” The last reported sales price of our shares of common stock on October 29, 2008 was $2.324 per share. The shares of common stock issued in the rights offering will also be listed on The Nasdaq Global Market under the same ticker symbol.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful, accurate or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

OFFERING SUMMARY

	Per Share	Total

Offering Price	$2.00	$15,000,000
Proceeds, before expenses, to CapitalSouth(1)	$2.00	$15,000,000

(1)	Before deducting expenses payable by us, estimated at $468,983.

This investment involves a high degree of risk, including the possible loss of principal. See “Risk Factors” on page 29 of this prospectus, the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007, our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, and all other documents incorporated by reference in this prospectus in their entirety to read about important factors you should consider before exercising your subscription rights.

The date of this prospectus is November 6, 2008.

Huntsville
65
Atlanta
85
20
Birmingham
20
85
16
Montgomery
65
75
Fitzgerald
95
Mobile
10
Tallahassee
Jacksonville
4
Orlando
Tampa
75
95
Miami
CAPB Headquarters
CapitalSouth Bank Branch
Mortgage Lion, Inc.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or the time of any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the banking markets in Alabama and Jacksonville, Florida. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to “CapitalSouth,” “the Company,” “we,” “us” and “our” refer to CapitalSouth Bancorp and our wholly owned subsidiaries, including CapitalSouth Bank, except that in the discussion of our subscription rights and capital stock and related matters, these terms refer solely to CapitalSouth Bancorp and not to any of our subsidiaries. All references to “the Bank” refer to CapitalSouth Bank only.

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QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, the common stock of the Company, and our business.

What is the rights offering?

We are distributing, at no charge, to holders of our shares of common stock, non-transferable subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock you owned as of 5:00 p.m., Eastern Time, on September 22, 2008, the record date. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege, which are described below. The shares to be issued in the rights offering, like our existing shares of common stock, will be traded on The Nasdaq Global Market under the ticker symbol “CAPB.”

What is the basic subscription right?

The basic subscription right gives our stockholders the opportunity to purchase 1.804268 shares of our common stock at a subscription price of $2.00 per share. We have granted to you, as a stockholder of record on the record date, one subscription right for each share of our common stock you owned at that time. Fractional shares of our common stock resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. For example, if you owned 100 shares of our common stock on the record date, you would have received 100 subscription rights and would have the right to purchase 180.4268 shares of common stock (rounded down to 180 shares) for $2.00 per share. You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription right, you will not be entitled to purchase shares under your over-subscription privilege.

If you hold a CapitalSouth Bancorp stock certificate, the number of shares you may purchase pursuant to your basic subscription right is indicated on the enclosed rights certificate. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. Instead, the Depository Trust Company (DTC) will issue one subscription right to your nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege?

In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription right, you may also choose to purchase a portion of any shares of our common stock that are not purchased by our other stockholders through the exercise of their basic subscription rights. You should indicate on your rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares you would like to purchase pursuant to your over-subscription privilege.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full. If, however, over-subscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock among stockholders who over-subscribed by multiplying the number of shares requested by each stockholder through the exercise of his or her over-subscription privilege by a fraction that equals (x) the number of shares available to be issued through over-subscription privileges divided by (y) the total number of shares requested by all subscribers through the exercise of their over-subscription privileges. As described above for the basic subscription right, we will not issue fractional shares through the exercise of over-subscription privileges.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege at the same time you deliver payment related to your basic subscription right. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you. For that calculation, you must assume that no other stockholder will subscribe for any shares of our common stock pursuant to their basic subscription right. See “The Rights Offering — The Subscription Rights — Over-Subscription Privilege.”

What will happen if less than all of the subscription rights are exercised?

In the event shares of common stock remain available for sale after taking into account the exercise of basic subscription rights and over-subscription privileges, we will offer those remaining shares to the public at the $2.00 per share subscription price.

Why are we conducting the rights offering?

We are conducting the rights offering to raise equity capital to improve CapitalSouth Bancorp’s capital position, to inject additional capital into CapitalSouth Bank and to retain the remainder of any proceeds at CapitalSouth Bancorp for general corporate purposes, including the reduction of debt owed to an unaffiliated third party. See “Use of Proceeds.” Our capital position has been impacted negatively by increases in our provision for loan losses due to deteriorating real estate market conditions which, in turn, have resulted in deterioration in our credit quality. Management and our banking regulators believe that a higher level of capital is prudent due to the current market conditions and the related impact on our financial position.

Our board of directors has chosen to raise capital through a rights offering to give our stockholders the opportunity to limit ownership dilution from a capital raise by allowing our current stockholders to purchase additional shares of our common stock.

How was the $2.00 per share subscription price determined?

We established a pricing committee, comprised of independent members of our board of directors. In determining the subscription price, the pricing committee considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for liquidity and capital, potential market conditions, and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the pricing committee also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. We did not seek or obtain an opinion of financial advisors in establishing the subscription price. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering. You should not assume or expect that, after the rights offering, our shares of common stock will trade at or above the $2.00 purchase price.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. If you do not exercise any subscription rights, the number of shares of our common stock you own will not change. However, if you choose not to exercise your subscription rights, your ownership interest in CapitalSouth Bancorp will be diluted as a result of the rights offering. In addition, if you do not exercise your basic subscription right in full, you will not be entitled to participate in the over-subscription privilege. See “Risk Factors — If you do not exercise your subscription rights, your percentage ownership in CapitalSouth Bancorp will be diluted.”

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and payments prior to the expiration of the rights offering, which is December 8, 2008, at 5:00 p.m., Eastern Time. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your nominee may establish a deadline prior to 5:00 p.m. Eastern Time, on December 8, 2008 by which you must provide it with your instructions to exercise your subscription rights. Although our board of directors may, in its discretion, extend the expiration of the rights offering, we currently do not intend to do so. Our board of directors may cancel the rights offering at any time. In the event that the rights offering is canceled, all subscription payments received will be returned, without interest or deduction, as soon as practicable.

Although we will make reasonable attempts to provide this prospectus to holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., Eastern Time on December 8, 2008, whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

No. You may not sell, transfer or assign your subscription rights to anyone. Subscription rights will not be listed for trading on The Nasdaq Global Market or any other stock exchange or market. Rights certificates may only be completed by the stockholder who receives the certificate.

Are we requiring a minimum subscription to complete the rights offering?

No. There is no individual minimum purchase requirement in the rights offering and we are not requiring a minimum subscription to complete the rights offering.

Can the board of directors cancel, amend or extend the rights offering?

Yes. Our board of directors may decide to cancel or terminate the rights offering at any time before the expiration of the rights offering and for any reason. If our board of directors cancels or terminates the rights offering, any money received from subscribing stockholders will be returned, without interest or deduction, as soon as practicable. We also reserve the right to amend or modify the terms of the rights offering.

Has our board of directors made a recommendation to our stockholders regarding the rights offering?

No. Our board of directors is making no recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our shares of common stock will trade. The market price for our common stock may decrease to an amount below the subscription price, and, if you purchase shares at the subscription price, you may not be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and financial condition, our prospects for the future, the terms of the rights offering and the information contained in, or incorporated by reference into, this prospectus. See “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Will our directors participate in the rights offering?

We expect our directors, together with their affiliates, to exercise their basic subscription rights and over-subscription privileges to purchase up to a maximum of approximately $4,705,000 in available common stock in the rights offering. See “Subscriptions by Directors.” This includes subscription by our director, Mr. James C. Bowen, for up to $1 million in available common stock in the rights offering, pursuant to the conversion of a portion of our $1.5 million note issued to Mr. Bowen in connection with the Monticello acquisition. See “Summary — Bowen Note Conversion.” The purchase price paid by our directors, together with their affiliates, will be $2.00 per share, the same paid by all other persons who purchase shares of our common stock in the rights offering. While our directors have indicated their intention to participate in the rights offering, our directors are under no legal obligation to subscribe for shares in the indicated amounts or at all. Following the rights offering, our directors, together with their affiliates are expected to own approximately 3,342,676 shares of common stock, 28.68% of our total outstanding shares of common stock, if we sell 7,500,000 offered in the rights offering, including shares of our common stock they currently own.

Are there any limitations on the number of subscription rights I may exercise in the rights offering?

You may only purchase the number of whole shares of common stock purchasable upon exercise of the number of subscription rights distributed to you in the rights offering, plus the maximum amount of over-subscription privilege shares available. Accordingly, the number of shares of common stock you may purchase in the rights offering is limited by the number of shares of our common stock you held on the record date, and by the extent to which other stockholders exercise their subscription rights and over-subscription privilege, which we cannot determine prior to completion of the rights offering.

Prior clearance or approval of, or notice to, state or federal bank regulatory authorities may be required prior to any person or entity, together with certain related persons or entities, exercising subscription rights (including over-subscription privileges) to purchase shares of our common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning in excess of 9.9% of our issued and outstanding shares of common stock following the closing of the transactions contemplated by this rights offering. If you have not received prior regulatory approval from any state or federal bank regulatory authority to acquire, own or control such shares prior to the December 8, 2008 expiration date, we will not be able to issue your shares of common stock in excess of the 9.9% ownership threshold until such time as you have obtained such approval. We may, in our discretion, refuse to issue shares of common stock if the required regulatory approval or clearance has not been obtained within a reasonable period following December 8, 2008. If we elect not to issue shares in such a case, the unissued shares will become available to satisfy over-subscriptions by other stockholders pursuant to their subscription rights and will thereafter be available to third party purchasers in any subsequent public reoffering of available shares.

How do I exercise my subscription rights if I own shares in certificate form?

If you hold a CapitalSouth Bancorp stock certificate and you wish to participate in the rights offering, you must take the following steps:

•	deliver payment to the subscription agent before 5:00 p.m., Eastern Time, on December 8, 2008, and

•	deliver a properly completed and signed rights certificate to the subscription agent.

In certain cases, you may be required to provide additional documentation or signature guarantees.

Please follow the delivery instructions on the rights certificate. Do not deliver documents to CapitalSouth Bancorp. You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent so that they are received by the subscription agent by 5:00 p.m., Eastern Time, on December 8, 2008.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

What form of payment is required to purchase the shares of our common stock?

As described in the rights certificate, payments submitted to the subscription agent must be made in full United States currency by:

•	certified check to Registrar and Transfer Company, drawn upon a United States bank;

•	personal check to Registrar and Transfer Company, drawn upon a United States bank;

•	postal, telegraphic or express money order payable to Registrar and Transfer Company; or

•	wire transfer of immediately available funds to accounts maintained by Registrar and Transfer Company.

If you submit a personal check to the subscription agent, your subscription will not be deemed received by the subscription agent until the check has cleared. If you send a certified check or bank draft, drawn upon a U.S. bank, a postal, telegraphic or express money order or wire or transfer funds directly to the subscription agent’s account, payment will be deemed to have been received by the subscription agent immediately upon receipt of such instruments and wire or transfer.

Any personal check used to pay for shares of our common stock must clear the appropriate financial institutions prior to 5:00 p.m., Eastern Time, on December 8, 2008, which is the expiration of the rights offering. The clearinghouse may require five or more business days. Accordingly, holders that wish to pay the subscription price by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration of the rights offering to ensure such payment is received and clears by such date.

What should I do if I want to participate in the rights offering, but my shares are held in the name of a custodian bank, broker, dealer or other nominee?

If you hold your shares of common stock through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own. If you are not contacted by your nominee, you should contact your nominee as soon as possible. Your nominee must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase. You will not receive a rights certificate. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date that we have established for the rights offering.

When will I receive my new shares?

If you purchase stock in the rights offering by submitting a rights certificate and payment, we will mail you a stock certificate representing your new shares as soon as practicable after the expiration of the rights offering. If your shares are held by your nominee, and you participate in the rights offering, you will not receive a stock certificate for your new shares. Your nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the expiration of the rights offering.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable unless the rights offering is terminated, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our common stock in the rights offering.

Are there any conditions to completing the rights offering?

No, there are no conditions to completion of the rights offering.

What effects will the rights offering have on our outstanding common stock?

As of September 22, 2008, we had 4,156,810 shares of our common stock issued and outstanding. The number of shares of our common stock that we will issue in this rights offering through the exercise of subscription rights and in any subsequent reoffer of available shares will depend on the number of shares that are subscribed for in the rights offering.

The issuance of shares of our common stock in the rights offering will dilute, and thereby reduce, your proportionate ownership in our shares of common stock unless you fully exercise your basic subscription right and a certain level of your over-subscription privilege. In addition, the issuance of shares of our common stock at the subscription price, which is less than the market price on October 29, 2008, will likely reduce the market price per share of shares held by you if you do not purchase the shares in the rights offering.

How much will CapitalSouth Bancorp receive from the rights offering?

If all of the subscription rights (including all over-subscription privileges) are exercised in full by our stockholders, we expect the gross proceeds from the rights offering to be approximately $15 million. We are offering shares in the rights offering to stockholders with no individual minimum purchase requirement. We may not sell all or any of the shares being offered to existing stockholders. Our directors and officers will offer and sell any shares of common stock that are not subscribed for in the rights offering to the public. The reoffering of such shares of common stock shall be on a best effort basis and shall require a minimum individual purchase requirement of 100 shares. As a result, upon completion of the rights offering, we expect to sell a minimum of $4,705,000, or 2,352,500 shares of our common stock, based on indications from our directors and a maximum of $15 million, or 7,500,000 shares of our common stock, depending on the number of shares subscribed for by other stockholders pursuant to their basic subscription rights and over-subscription privileges and the subsequent offer and sale of unsubscribed shares to the public.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors” and in the documents incorporated by reference in this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable. If your shares are held in the name of a custodian bank, broker, dealer or other nominee, it may take longer for you to receive your subscription payment because the subscription agent will return payments through the record holder of your shares.

What fees or charges apply if I purchase shares of common stock in the rights offering?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through a custodian bank, broker, dealer or other nominee, you are responsible for paying any fees your nominee may charge you.

What are the material U.S. federal income tax consequences of exercising rights?

A holder should not recognize income or loss for United States federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to the particular consequences to you of the rights offering. For a detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

Who should I contact if I have other questions?

If you have other questions regarding CapitalSouth Bancorp, CapitalSouth Bank or the rights offering, please contact Carol W. Marsh at (205) 870-1939, Monday through Friday (except bank holidays), between 8:00 a.m. and 5:00 p.m., Central Standard Time.

If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our subscription agent for the rights offering, Registrar and Transfer Company, at (800) 368-5948 (toll free), Monday through Friday (except bank holidays), between 8:00 a.m. and 7:00 p.m.,

Eastern Time. You may also contact Registrar and Transfer Company with questions by electronic mail at info@rtco.com.

If I am not a stockholder but wish to subscribe for shares of common stock in the reoffering of any available shares, what do I do?

We will accept nonbinding subscriptions for unsold shares of common stock during the pendency of the rights offering. Upon completion of the rights offering, we will furnish a prospectus supplement that sets forth the results of our rights offering and the amount of unsubscribed shares of common stock accompanied by an acknowledgement of subscription for investors to complete and submit together with the subscription price. At that time, subscriptions for the reoffered shares of common stock will be accepted by us in the order in which they are received subject, however, to prior sale. All subscription proceeds we receive will be deposited in a segregated noninterest-bearing deposit account with CapitalSouth Bank until the time that we accept or reject those subscriptions. The reoffer of our shares of common stock will commence promptly following expiration of the rights offering and will continue until January 20, 2009 or the date on which we have accepted subscriptions for all shares of common stock remaining available for sale. Our board of directors may choose to end the offering prior to January 20, 2009, extend the offering or cancel the offering. In the event the offering is canceled, all subscription payments we received will be returned, without interest or deduction, as soon as practicable.

Is the reoffer to the public subject to any minimum or maximum subscription amount?

You must subscribe for at least 100 shares of common stock. There is no maximum amount of shares you can subscribe for as long as we have shares remaining available for sale after our rights offering is completed. You may not revoke or change your subscription after you have submitted your acknowledgement of subscription (which must be accompanied by payment). We may choose to reject your subscription entirely or accept it for only a portion of the shares for which you subscribe.

Prior clearance or approval of, or notice to, state or federal bank regulatory authorities may be required prior to any person or entity, together with certain related persons or entities, subscribing to purchase shares of our common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning in excess of 9.9% of our issued and outstanding shares of common stock following the closing of the transactions contemplated by this rights offering. If you have not received prior regulatory approval from any state or federal bank regulatory authority to acquire, own or control such shares prior to January 20, 2009, we will not be able to issue your shares of common stock in excess of the 9.9% ownership threshold until such time as you have obtained such approval. We may, in our discretion, refuse to issue shares of common stock if the required regulatory approval or clearance has not been obtained within a reasonable period following January 20, 2009.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in, or incorporated by reference into, this prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:

•	the unfavorable effects of future economic conditions, including inflation, recession or a continuing decrease in residential housing values;

•	adverse changes in the securities’ markets;

•	changes in governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•	the risks of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the imposition of a formal enforcement action by bank regulatory authorities upon the Bank or CapitalSouth Bancorp;

•	the effects of terrorism and efforts to combat it;

•	our ability to effectively manage market risk, credit risk and operational risk;

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;

•	the effect of any mergers, acquisitions or other transactions to which we or our subsidiaries may from time to time be a party, including our ability to successfully integrate any businesses that we acquire;

•	the failure of assumptions underlying the establishment of our allowance for loan losses, that may prove to be materially incorrect or may not be borne out by subsequent events; and

•	the risks described in this prospectus and our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus. Any forward-looking statement speaks only as of the date which such statement was made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

SUMMARY

The following summary contains basic information about us and the rights offering. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in shares of our common stock, you should read this prospectus carefully, including the sections entitled “The Rights Offering” and “Risk Factors,” and the information incorporated by reference in this prospectus, including our audited consolidated financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2007, and our unaudited consolidated financial statements in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.

CapitalSouth Bancorp

We are a bank holding company headquartered in Birmingham, Alabama. Through our wholly owned bank subsidiary, CapitalSouth Bank, we currently operate 12 full service banking offices located in the metropolitan areas of Birmingham, Huntsville and Montgomery, Alabama, and Jacksonville, Florida. Through Mortgage Lion, Inc., a Georgia corporation and wholly owned subsidiary of CapitalSouth Bank (MLI), we operate a wholesale mortgage origination office in Fitzgerald, Georgia. The map located on the inside front cover of this prospectus provides further detail on our office locations.

Our business is focused upon serving the needs of small- to medium-sized business borrowers and individuals in the metropolitan markets we serve. Through CapitalSouth Bank, we offer a range of commercial banking services. Our lending focuses on loans secured primarily by single and multi-family real estate, residential construction loans, loans secured by owner-occupied commercial buildings and other types of commercial loans to a variety of small- and medium-sized businesses. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market areas. In the Birmingham and Montgomery, Alabama and Jacksonville, Florida areas, we supplement our branch locations with courier service that facilitates depositing of funds from local business customers. We also offer remote deposit capture technology to business customers in all of our markets. We actively pursue business relationships by using the business contacts of our board of directors, senior management and local bank officers, thereby capitalizing on our knowledge of our local market.

Our Company was initially founded in 1990 under the name Financial Investors of the South, Inc. In 1992, we acquired our bank subsidiary and became a registered bank holding company. CapitalSouth Bank operated under the name Bank of Alabama until September 2005, when we changed the names of our Company to CapitalSouth Bancorp and our bank subsidiary to CapitalSouth Bank to better reflect our desire to expand outside the state of Alabama. From December 31, 2003 to June 30, 2008, we have achieved strong growth through a combination of internal growth and growth from acquired assets. Specifically, during this period we have:

•	increased our total assets from $293.2 million to $736.2 million;

•	increased our total deposits from $202.5 million to $622.1 million;

•	increased our total net loans from $203.3 million to $573.0 million; and

•	expanded our branch network from four to 12 banking offices.

Market Areas and Growth Strategy

We conduct business principally through our 12 banking offices in the Birmingham-Hoover, Huntsville and Montgomery Metropolitan Statistical Areas (MSA) in Alabama and the Jacksonville MSA in Florida. These markets benefit from diverse economies and provide us with the potential for growth and long-term success. The Birmingham-Hoover, Huntsville and Montgomery MSAs have projected population growth rates of 4.94%, 7.83%, and 3.72%, respectively, from 2007 to 2012, per SNL Financial LC, versus projected population growth of 3.72% for the state of Alabama. The population growth of the Jacksonville MSA is projected to grow 14.62% from 2007 to 2012 versus 12.80% for the state of Florida and 6.26% nationally.

As of June 30, 2007, the state of Alabama had approximately $74.7 billion in deposits, per the Federal Deposit Insurance Corporation. Approximately 48% of the deposits in the state are located in the three MSAs in which we operate. The Jacksonville MSA contributes another $29.3 billion of deposits to our markets of operation. Approximately 49.5% of our deposits are in the Birmingham-Hoover MSA, and approximately 72.6% of our deposits are located within our three markets in the state of Alabama. Due to our acquisition of Monticello Bancshares, Inc. (Monticello) in September of 2007, the Jacksonville MSA now contributes 27.4% of our total deposits.

Our primary competition comes from larger regional and national banks with significant resources. To compete against these institutions, we have developed a community banking strategy that focuses on providing responsive and personalized service to our customers through decentralized management. We intend to grow our business, increase profitability and build shareholder value by focusing on the following objectives:

•	Maintain Local Decision Making and Accountability. To compete effectively we emphasize superior customer service with localized decision-making capabilities. We designate city bank presidents in each of our markets so that we are positioned to react quickly to changes in those communities while maintaining efficient and consistent centralized policies and support functions.

•	Grow in Metropolitan Areas of Alabama and Northern Florida. We seek to increase our presence in our primary markets in the Birmingham, Huntsville, Montgomery and Jacksonville metropolitan areas and to extend into other metropolitan areas of Alabama and Northern Florida through a combination of de novo branching and strategic acquisitions.

•	Expand Our Products and Services to Meet the Needs of the Communities in Which We Operate. We continually seek to expand our financial products and services to meet the needs of our customers and to increase our fee income. Since 2004, we have been focused upon lowering our cost of funds. Our branching initiatives, combined with strong marketing of our deposit products, have helped us grow our noninterest-bearing deposits.

•	Expand Our Commercial Loan Origination Program. The Business Capital Group of CapitalSouth Bank originates and sells or refers commercial and Small Business Administration (SBA) loans for small- and medium-sized business customers to third party investors. We generally limit our credit risk on these transactions because we fund them only when we have a firm purchase commitment for the loan from a third party institution or they are closed in the name of our correspondent lender. Fees generated through our Business Capital Group represent a significant source of noninterest income and accounted for approximately 25.8% of our noninterest income for the year ended December 31, 2007 and 17.6% of noninterest income for the year ended December 31, 2006. Our Business Capital Group is active in all markets where we have a banking presence. We believe we can continue to expand the market areas where our Business Capital Group is active and the volume of its originations due to the complementary nature of our small- and medium-sized business banking strategy and expertise.

•	Improve Asset Quality. We consider asset quality to be of primary importance and have taken measures to ensure that we consistently maintain strong asset quality. Due to the deteriorating conditions in the markets we serve, we have recently experienced deterioration in our credit quality. In response to these conditions, we have hired a specialist to work full time on monitoring our problem assets and facilitating workouts as warranted to minimize the overall negative impact to the Company. We recently have reassigned a second individual to work full time on monitoring our problem assets. Our loan review process covers 25% to 30% of the portfolio over a 12-month cycle. More frequent loan reviews may be completed as needed or as directed by the board of directors. Due to the current downturn in the real estate market, we have taken steps to reduce our credit exposure by no longer offering certain loan products (including speculative construction loans) and have increased our loan approval and oversight process by reducing individual loan authorities. Our chief credit officer and credit committee must now approve a significantly higher number of our lending relationships. We are scrutinizing all commercial real estate loans, whether new or renewals, in an effort to reduce our commercial real estate concentrations.

•	Utilize Our Foundation for Growth. We believe we will be able to take advantage of the economies of scale typically enjoyed by larger organizations as we expand our franchise. We believe the investments we have made in our data processing, staff and branch networks are capable of supporting a larger organization. Recent growth in our franchise has limited our profitability, and further growth may continue to do so. However, we believe we are making an investment for our future.

Increasing Provision for Loan Losses, Deteriorating Asset Quality and Increasing Nonperforming Assets

The downturn in the residential real estate market has had a dramatic impact on the Bank’s loan portfolio and accordingly we have increased our allowance for loan losses through large provisions beginning in the third quarter of 2007. We have also experienced an increase in our level of nonperforming assets beginning with the fourth quarter of 2007. The following excerpts from our Management’s Discussion and Analysis of Financial Condition and Results of Operations highlight changes in our asset quality, loan loss provision and nonperforming loans, beginning with the period ended December 31, 2007.

Provision for Loan Losses.  Our provision for loan losses charged to operations during 2007 was $3,516,000 compared to $621,000 in 2006, and $914,000 in 2005. We determined that the increase in our provision for loan losses for 2007, relative to 2006 and 2005, was appropriate based on the results of an extensive review of our loan portfolio performed by management. In the fourth quarter of 2007, we experienced an unprecedented increase in nonperforming assets. Nonaccrual loans increased from $6,584,000 at September 30, 2007 to $13,914,000 at December 31, 2007. In response to this increase in nonperforming loans and the dramatic increase in past due loans, we performed a review of our loan portfolio with an emphasis on loans secured by real estate, which made up over 82.5% of our loan portfolio, to determine our loss exposure. Valuations were performed on an individual loan basis based on the most current information available at that time. Prior to the fourth quarter of 2007, we obtained updated appraisals on collateral as part of our foreclosure process, but, given the deterioration in real estate values in the fourth quarter of 2007, management decided to obtain updated valuations on real estate securing past due loans in order to better estimate our exposure. Due to the delays in obtaining updated appraisals for many properties serving as collateral for our past due loans, management made initial assessments of the collateral value and then utilized updated appraisals as they became available. If an updated appraisal was not available, the real estate value for such property was estimated based on the most recent appraisal available to us, combined with other sources such as real estate listings, actual sales of comparable real estate, and input from real estate agents, developers and other real estate professionals. Management currently meets weekly to assess the changes in the market and its impact on the Bank. City Presidents monitor the real estate environments in their respective markets and provide input to our Credit Administration and Special Assets Departments. Management also monitors trade publications. These valuations and any other credit issues identified in our review were the basis for determining the large increase in the provision at year end 2007. In prior years, provisions to the allowance for loan losses had largely been driven by the high growth in the loan portfolio.

Our provision for loan losses charged to operations during the three months ended March 31, 2008 was $658,000, compared to $136,000 in the same period of 2007 and $2,130,000 in the fourth quarter of 2007. The increase in the provision in the three months ended March 31, 2008, compared to the three months ended March 31, 2007, reflects the increase in nonperforming assets since March 31, 2007 and the general weakening economy, particularly in the real estate market. Although the dollar amount of the allowance for loan losses decreased from December 31, 2007 to March 31, 2008, the actual loan loss allowance as a percentage of outstanding loans increased from 1.43% to 1.44% from December 31, 2007 to March 31, 2008 due to a $10.9 million decline in the total loans outstanding. This decline in outstanding loans partially offset the need for additional provision for loan losses to maintain an adequate reserve on the loans outstanding and the corresponding increased provision needed for further market deterioration.

Our provision for loan losses charged to operations during the three months ended June 30, 2008 was $9,350,000 compared to $225,000 in the same period in 2007. The provision also reflects an increase from the $658,000 provision during the three months ended March 31, 2008 and the $2,130,000 provision made during the fourth quarter of 2007. The increase in the provision in the second quarter of 2008, like the increase in the provision during the fourth quarter of 2007, reflects our assessment of exposure in the loan portfolio based on updated valuations, further increases in nonperforming loans, the impact of the general weakening in the economy on our portfolio and the impact of regulatory findings.

We continue to closely monitor our nonperforming assets and general economic conditions to ensure that we provide an adequate reserve related to the increased credit risk associated with current economic conditions and our nonperforming assets.

We outsource a portion of our loan review function to an experienced loan review company whose primary function is to assist us in effectively monitoring the quality of our loan portfolio, determining compliance with applicable laws and regulations, and validating the internal loan risk management system. The loan review company reviews all loans in excess of $3 million, which loans average approximately 15% of our loan portfolio, and conducts this loan review approximately two times per year. In addition, we have internal loan review staff who review our loan portfolio on a monthly basis to verify loan status and determine whether any loans need to be reclassified. Our loan review findings are presented to our management and board of directors on a monthly basis.

Asset Quality.  The allowance for loan losses is established and maintained at levels management deems adequate to absorb probable credit losses from identified and otherwise inherent risks in the loan portfolio as of the balance sheet date. In assessing the adequacy of the allowance, we review the quality of, and risks in, loans in the portfolio. We also consider such factors as:

•	specific known risks;

•	our loan loss experience;

•	adverse situations that may affect a borrower’s ability to repay;

•	the status and amount of past due and nonperforming loans;

•	underlying estimated values of collateral securing loans;

•	current and anticipated economic conditions; and

•	other factors which management believes affect the allowance for loan losses.

An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by our credit administration department and presented to our subsidiary bank’s board of directors on a monthly basis. Weekly meetings are held to review problem assets and changes in status for the borrowers. Additionally, we have hired specialists to monitor our problem assets and provide workout solutions to minimize the loss to the Company. Based on our analysis, which includes risk factors such as charge-off rates, past dues and loan growth, we may determine our future allowance for loan losses needs to increase or decrease from its current level due to changes in the factors impacting our evaluation of the adequacy of the allowance for loan losses. If we become aware that any of these factors have materially changed, our estimate of credit losses in the loan portfolio and the related allowance could also change. All loans have a risk grade assigned at the time the loan is booked. These risk grades are evaluated periodically for appropriateness based on the performance of the borrower and as new information is received on the borrower’s financial condition and performance under the terms of the loan. The related allowance is determined based on the risk grade assigned to the loan unless the loan is classified as special mention, substandard, doubtful or loss. Once a loan is classified, an evaluation is made on a specific allowance to be assigned. Accordingly, changes in classification of a loan may change the amount of allowance allocated for that loan. The allowance for loan losses is replenished through a provision for loan losses that is charged against our earnings. As a result, variations in the allowance directly affect our earnings.

While it is the Company’s policy to provide for loan losses in the current period when a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

The following table presents a summary of changes in the allowances for loan losses for the past five years. Our net charge-offs as a percentage of average loans for 2007, 2006 and 2005 were 0.09%, 0.04%, and 0.09%, respectively. The largest balance of our charge-offs are on real estate loans, which represented 82.5% of our loan portfolio at December 31, 2007. Installment loan charge-offs have declined in each of 2007, 2006, and 2005. We have experienced an increase in the level of nonperforming assets in the past three years. As of December 31, 2007, we had $17.4 million in nonperforming assets compared to 2006 at $2.2 million and 2005 at $1.8 million. In connection with the acquisition of Monticello, we added $5.9 million in nonperforming assets ($4.9 million in nonaccrual loans plus $1 million in other real estate owned) which have been recorded on our books at fair value, which is below original cost in accordance with Statement of Position 03-3. Additionally, the fourth quarter of 2007 saw dramatic downturns in the real estate sector. The Company experienced unprecedented increases in past dues and other credit related issues. Accordingly, management reacted swiftly to strengthen the allowance for loan losses with an additional provision for loan losses of $2.1 million in the fourth quarter primarily related to the downgrading of 39 borrower relationships, and thereby increasing the allowance for loan losses by 23% over the third quarter. Substantially all nonperforming loans are collateralized by real estate and the allowance takes into account the estimated realizable value from liquidation of collateral based on current market conditions.

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(Dollar amounts in thousands)

Allowance for loan losses:
Beginning of year	$4,329	$3,856	$3,200	$2,666	$2,321
Provision for loan losses	3,516	621	914	847	820

Sub-total	7,845	4,477	4,114	3,513	3,141
Charge-off loans:
Real estate loans	319	113	134	86	200
Installment loans	26	67	140	269	360
Commercial loans	148	67	78	83	15

Total charged-off	493	247	352	438	575

Recoveries of charge-off loans:
Real estate loans	20	14	19	13	13
Installment loans	31	50	75	68	84
Commercial loans	11	35	—	44	3

Total recoveries	62	99	94	125	100

Net charged-off loans	431	148	258	313	475

Allowance for loan losses of acquired bank	1,462	—	—	—	—

Allowance for loan losses — end of year	$8,876	$4,329	$3,856	$3,200	$2,666

As a percentage of year-to-date average loans:
Net loans charged-off	0.09%	0.04%	0.09%	0.14%	0.25%
Provision for loan losses	0.75%	0.18%	0.33%	0.38%	0.43%
Allowance for loan losses as a percentage of:
Year end loans	1.43%	1.15%	1.18%	1.24%	1.30%
Nonperforming assets(1)	50.92%	199.59%	214.82%	190.45%	131.07%

(1)	Nonaccrual loans acquired in the Monticello acquisition, with a principal balance of $4.9 million, were recorded at fair value in accordance with SOP 03-3. Excluding the acquired nonperforming assets recorded at a discount, the ratio of the allowance to nonperforming assets would be 66.1%. We have 83% of our nonperforming loans collateralized by real estate, for which the allowance for loan losses takes into account the estimated realizable value from liquidation of collateral based on current market conditions.

The ratio of our allowance for loan losses to nonperforming assets exceeded 100% for the years ended December 31, 2003, 2004, 2005 and 2006, whereas for the year ended December 31, 2007, such ratio was 50.92%. Prior to 2007, we historically had a very low level of nonperforming assets. During the course of the fourth quarter of 2007, our nonperforming assets increased dramatically, as evidenced by the increase in nonaccrual assets from a balance of $8,096,000 at September 30, 2007 to $17,430,000 at December 31, 2007. We also downgraded 39 credits during the fourth quarter of 2007. We have a long history of low levels of charge-offs and nonperforming assets. Accordingly, the allowance level in prior years grew primarily as a result of growth in the portfolio, rather than as a result of nonperforming assets. Due to the underlying value of the real estate collateral on the nonperforming loans, additional provision was required but not at the percentage levels in prior years, as most of the allowance in prior years was for the performing portfolio.

Analysis of Changes in Allowance for Loan Losses

	Six Months Ended
	June 30,
	2008	2007
	(Dollar amounts in thousands)

Allowance for loan losses:
Beginning of period	$8,876	$4,329
Provision for loan losses	10,007	362

Sub-total	18,883	4,691
Charged-off loans:
Real estate loans	356	1
Installment loans	112	13
Commercial loans	2,360	1
Other loans	—	—

Total charged-off	2,828	15
Recoveries of charge-off loans
Real estate loans	—	13
Installment loans	20	18
Commercial loans	7	2

Total recoveries	27	33

Net charged-off loans	2,801	(18)
Acquired allowance for loan losses	—	—

Allowance for loan losses — end of period	$16,082	$4,709

As a percentage of period-to-date average loans:
Net loans charged-off (annualized)	1.37%	− 0.02%
Provision for loan losses (annualized)	3.28	0.19

In 2007, net charge-offs totaled $431,000, compared with $148,000 for 2006, and $258,000 for 2005. Net charge-offs as a percentage of average loans were 0.09% in 2007, 0.04% in 2006, and 0.09% in 2005. Our annualized net loans charged off increased from 0.09% at December 31, 2007 to 0.49% at March 31, 2008, due in large part to charging off specific reserves on loans as they moved into Other Real Estate Owned (“OREO”) to record OREO at estimated fair value. We recorded annualized net charge-offs, as a percentage of average loans, of 1.37% in the second quarter of 2008 compared with annualized net charge-offs of 0.49% in the first quarter of 2008. Charge-offs in the first and second quarters consisted of 35.8% and 37.4%, respectively, related to write-downs taken on loans being transferred into OREO based on updated valuations. In evaluating the adequacy of the allowance for loan losses, we continue to update external appraisals on the properties underlying the nonperforming loans and thus provide additional reserves as needed for collateral deficiencies or changes in macroeconomic factors.

In 2007, we had a modest amount of foreclosed property and were in a net recovery position through the third quarter. In the fourth quarter of 2007, we transferred $2.7 million into other real estate and charged off a portion of these loans against the reserve set aside for these losses to record the other real estate at its estimated realizable value. In the first quarter of 2008, an additional $4.5 million was transferred into other real estate, followed by an additional $3.7 million in the second quarter of 2008. Similarly, these loans were written down to their estimated realizable values by charging against the reserve set up for these losses upon foreclosure and transferred into other real estate. These specific reserves were not replaced due to the transfer of loans to other real estate. The provision for loan losses at March 31, 2008 and at June 30, 2008 were calculated based on our assessment of the potential losses that were present in the portfolio. Many of the loans that went on nonaccrual status had previously been identified in the fourth quarter of 2007 and the corresponding loss estimate provided at that time before the credit was placed on nonaccrual status. Accordingly, no additional provision, in many cases, was required when the credit migrated to nonaccrual status.

Nonperforming Assets.  Nonaccrual loans totaled $13.9 million, $1.7 million, and $1.7 million as of December 31, 2007, 2006, and 2005, respectively. The nonaccrual loans at December 31, 2007 included $11.7 million in real estate mortgage loans (including $4.7 million identified as of the acquisition date for the Monticello transaction), $2.2 million in commercial loans and $27,000 in consumer loans. Of the $13.9 million in nonaccrual loans at December 31, 2007, 34% of these loans were added as a result of the acquisition of Monticello Bancshares and represent 40% of the real estate secured nonaccrual loans. The remaining $7 million in real estate secured nonperforming loans were the result of the downturn in the real estate sector in the fourth quarter of 2007. The collapse of the subprime market created larger inventories of homes. The increased supply of housing resulted in depreciated values and increased the number of days in inventory. Many of our borrowers are real estate developers and were unable to adjust to this swift change in the market and defaulted on their loans, thus causing our nonperforming loans to increase. As a community bank, we have a long history of real estate lending and have traditionally had a high concentration of real estate loans. This concentration has resulted in a high level of real estate secured nonperforming loans as the real estate sector weakens. We did not have any loans 90 days or more past due that remained on an accruing status at the end of each of these periods. We have no commitments to lend additional funds to customers with loans on nonaccrual status at December 31, 2007 or June 30, 2008.

Anticipating an extended downturn in the real estate market, we took a more aggressive approach in determining which loans were put on nonaccrual status during 2007. The table below summarizes our nonperforming assets for the last five years and at June 30, 2008. Historically, loans have been reviewed for placement on nonaccrual status when the loan approached 90 days past due, unless we had knowledge of other information that indicated the collection of interest due was not likely. In the fourth quarter of 2007, as a result of our review of our loan portfolio, $1.9 million in primarily residential acquisition and development loans that were not approaching 90 days past due but that we believed the collection of interest due was not likely were placed on nonaccrual status.

Nonperforming Assets

	As of June 30,	As of December 31,
	2008	2007	2006	2005	2004	2003
	(Dollar amounts in thousands)

Nonaccrual loans(1)	$34,963	$13,914	$1,661	$1,684	$1,299	$1,649
Troubled debt restructures	515	—	—	—	—	—
Other real estate owned and repossessed loans(2)	9,916	3,516	508	111	381	385

Total nonperforming assets	$45,394	$17,430	$2,169	$1,795	$1,680	$2,034

(1)	Includes $4.7 million acquired in the Monticello transaction in 2007.

(2)	Includes $1.0 million acquired in the Monticello transaction in 2007.

During the second quarter of 2008, nonperforming assets increased to $45,394,000, or 7.79% of period-end loans and other real estate, up from $35,100,000, or 5.68%, in the first quarter of 2008 and from $17,430,000, or 2.79%, in the fourth quarter of 2007. The increase reflects rapidly deteriorating economic conditions and growing weakness in the residential real estate sector across our markets since the latter half of 2007. The following table represents the composition of our nonperforming assets by type of collateral as of June 30, and March 31, 2008.

	June 30,	March 31,
NONPERFORMING ASSETS	2008	2008
	(Dollar amounts in thousands)

Nonaccrual loans:
Residential acquisition and development	$13,961	$11,300
Residential construction	4,395	5,237
Single family residential real estate	4,918	2,951
Commercial construction	3,631	2,196
Commercial acquisition and development	3,638	1,892
Owner-occupied commercial real estate	1,187	1,836
Non-owner occupied commercial real estate	887	1,402
Commercial	2,216	1,572
Consumer	130	20

Total nonaccrual loans	34,963	28,406
Troubled debt restructures	515	—
Foreclosed properties and repossessions	9,916	6,694

Total nonperforming assets	45,394	35,100
As a % of loans, net and foreclosed properties and repossessions	7.79%	5.68%
Loans pas due 90 days or more and still accruing	—	—
Nonperforming assets included in loans held for sale:
Commercial	—	—
Consumer	—	—

Total nonperforming assets included in loans held for sale	—	—

Nonperforming assets related to loans and loans held for sale	$45,394	$35,100

As a % of loans, net, foreclosed properties and loans held for sale	7.74%	5.63%

As of June 30, 2008, 93% of our nonperforming loans were secured by real estate. Of these real estate secured nonperforming loans, 3.63% were owner-occupied commercial real estate loans and 15.1% were single family residential real estate loans. The current softness in the real estate sector has primarily been in the residential real estate market. Accordingly, at June 30, 2008, 66.6% of our nonperforming loans are collateralized by residential real estate with 57.7% of the increase in nonperforming loans from the first quarter of 2008 coming from residential real estate secured loans. We have 68.8% of our residential real estate secured loans located in Florida, where the foreclosure process is a judicial process that impedes our ability to quickly foreclose and subsequently liquidate the collateral. Historically, we have experienced less risk with loans secured by owner-occupied real estate due to the source of repayment not being dependent on the liquidation of the property or other third party transactions. Loans secured by income producing commercial property are subject to real estate market risk factors, such as rental rates and vacancy, that can affect the ability of the property to generate sufficient income to support the loan. The following table shows the specific loan loss reserves allocated to each loan type and current estimated value of the real estate collateral:

NONPERFORMING LOANS	June 30, 2008
		Allocated	Current
	Loan	Allowance	Estimated
	Balance	for Losses	Value
	(Dollar amounts in thousands)

Nonaccrual loans:
Residential acquisition and development	$13,961	$350	$14,822
Residential construction	4,395	273	4,853
Single family residential real estate	4,918	621	7,786
Commercial construction	3,631	493	4,474
Commercial acquisition and development	3,638	45	4,179
Owner-occupied commercial real estate	1,187	43	2,098
Non-owner occupied commercial real estate	887	46	808

Total nonaccrual real estate secured loans	32,617	1,871	39,020
Commercial	2,216	295
Consumer	130	52

Total nonaccrual loans	34,963	2,218

Bowen Note Conversion

Pursuant to the terms of the Agreement and Plan of Merger by and between CapitalSouth and Monticello Bancshares, Inc., dated as of February 28, 2007, we issued to Mr. James C. Bowen two promissory notes in an aggregate amount of $8 million. The promissory notes were issued on the closing date of the merger in the following amounts:

•	A convertible promissory note in the original principal amount of $6,500,000, dated September 14, 2007 (the “Non-Pledged Note”). Principal and interest on the Non-Pledged Note were to be paid quarterly beginning January 1, 2008, with all remaining principal and interest due at maturity, January 1, 2012.

•	A promissory note in the original principal amount of $1,500,000, dated September 14, 2007 (the “Pledged Note”). The Pledged Note provided for payments of interest quarterly beginning January 1, 2008, with the principal to be paid in four quarterly installments beginning January 1, 2012. Mr. Bowen agreed, in that certain Non-Recourse Indemnity and Security Agreement between Mr. Bowen and CapitalSouth Bank dated September 14, 2007, to indemnify the Bank for certain losses related to loans issued and sold by Monticello Bank prior to the merger. Mr. Bowen further agreed to pledge the Pledged Note as security for his indemnification obligations.

On November 30, 2007, we issued 98,947 shares of our common stock to James C. Bowen at a price of $9.80 per share upon the conversion of $969,680.60 of principal of the Non-Pledged Note. We canceled the original Non-Pledged Note and issued an amended and restated convertible promissory note dated November 30, 2007 in the original principal amount of $5,530,319.40 (the “Amended Non-Pledged Note”). The Amended Non-Pledged Note bears interest at the same rate as the original Non-Pledged Note; however, the maturity date was advanced to April 1, 2011 due to the decrease in the principal amount outstanding.

We continued to make quarterly payments of interest and principal on the Amended Non-Pledged Note and quarterly payments of interest only on the Pledged Note through July 1, 2008. On September 30, 2008, we entered into a Restructuring Agreement (the “Restructuring Agreement”) with Mr. Bowen whereby we agreed to restructure our debt held by Mr. Bowen evidenced by notes with currently outstanding principal amounts of $4,330,319.40 (the Amended Non-Pledged Note) and $1,500,000 (the Pledged-Note). We made payments of interest to Mr. Bowen under the Amended Non-Pledged Note and the Pledged Note at their original interest rates on October 1, 2008, but deferred the October 1, 2008 principal payment under the Amended Non-Pledged Note pursuant to the provisions of the Restructuring Agreement. Under the terms of the Restructuring Agreement as currently drafted, the outstanding indebtedness due under the notes would be restructured as follows:

•	The Pledged Note will be converted into (i) a new promissory note in an estimated amount of $500,000 to be made by us in favor of Mr. Bowen with an interest rate equal to the London Interbank Offered Rate (“LIBOR”) plus two percent (2%), an increase from the original interest rate of LIBOR plus fifty (50) basis points (“Bowen Note II”), and (ii) the maximum number of shares of our common stock which may be purchased by Mr. Bowen pursuant to the exercise of his basic subscription right and over-subscription privileges in the rights offering for $1,000,000, or such lesser amount which is necessary to cause the total stock holdings of Mr. Bowen, after such exercise, to equal, but not exceed, 9.9% of our outstanding common stock. In the event that we issue less than $1,000,000 in available common stock to Mr. Bowen due to the stated ownership limitations, the principal amount of Bowen Note II will be increased to include the amount not invested in our common stock. Bowen Note II will replace the Pledged Note as security for Mr. Bowen’s indemnity obligations in connection with the Merger.

•	The Amended Non-Pledged Note will be converted into (i) a new promissory note in the amount of $2,400,000.00 to be made by us in favor of Mr. Bowen with an interest rate equal to LIBOR plus two percent (2%) paid quarterly, an increase from the original interest rate of LIBOR plus 50 basis points, and (ii) an unsecured convertible subordinated debenture in the amount of $1,930,319.40 issued by us to Mr. Bowen with an interest rate equal to LIBOR plus two percent (2%) paid quarterly, an increase from the original interest rate of LIBOR plus 50 basis points.

The Restructuring Agreement is contingent upon (i) receipt of consent of Silverton Bank, which is the lienholder on the Non-Pledged Note, and (ii) approval of all applicable regulatory authorities including, but not limited to, the Federal Reserve Bank of Atlanta and the Alabama State Banking Department. The Restructuring Agreement will be effective at the expiration of the rights offering. We have agreed to allow Mr. Bowen to utilize funds from the Pledged Note to participate in the rights offering. Assuming (1) an offering price of $2.00 per share, (2) each of our directors fulfill their stated purchase commitments under the rights offering and (3) our stockholders do not otherwise exercise any of the rights, Mr. Bowen’s ownership limitation of 9.9% of our outstanding common stock would allow him to utilize approximately $851,000 of the Amended Non-Pledged Note in the rights offering.

Recent Developments

For the third quarter of 2008, we expect to report a pretax loss for the quarter of approximately $500,000. We currently have a net deferred tax asset of approximately $6.6 million and we are evaluating the appropriate level of reserve needed to reflect the current environment. At June 30, 2008, our recorded reserve was $500,000. At this point, management expects that the net deferred tax asset valuation allowance will be substantially increased in the third quarter, resulting in a total tax provision of approximately $5.1 million. The deferred tax asset valuation allowance is expected to fully reserve the Company’s net deferred tax asset after considering the Company’s carryback potential and limited tax planning strategies

Additionally, we will be reporting non-performing assets of $47.9 million for the third quarter compared to $45.4 million at the end of the second quarter 2008, an increase of 5.51%. Non-performing assets are composed of the following:

	September 30,	June 30,
	2008	2008

Non-accrual loans	$35,800,000	$34,963,000
Troubled debt restructures	477,000	515,000
Other real estate owned and repossessions	11,616,000	9,916,000

	$47,893,000	$45,394,000

We expect to release earnings by October 30, 2008. More detailed discussion and disclosure on these items will be included in the earnings release and related Form 8-K.

Charles K. McPherson, Sr., 66, a director of CapitalSouth and the Bank, has announced his retirement from each board of directors effective October 27, 2008.

On October 14, 2008, the U.S. Treasury Department announced the development of the Capital Purchase Program under the Emergency Economic Stabilization Act of 2008, which will provide equity capital under standardized terms to financial institutions. The capital purchase program as currently proposed involves the issuance of perpetual preferred stock, bearing a 5% cumulative dividend for the first 5 years and 9% thereafter, by eligible financial institutions, including bank holding companies such as CapitalSouth, to the United States Treasury. The amount of the preferred stock issued will be in a range of 1% to 3% of the risk weighted assets of the issuer and will constitute Tier 1 capital. Eligible institutions will apply for purchase of the stock through an application to their primary federal bank regulatory authority. The deadline for applications is November 14, 2008 and Treasury has stated that it expects transactions to be closed by December 31, 2008. In conjunction with the preferred stock, transferable warrants to purchase common stock also will be issued to the U.S. Treasury. The warrants will have an initial nominal value equal to 15% of the face amount of the preferred stock. The exercise price will be equal to the 20 day trailing average price of the issuer’s common stock. The nominal value is this exercise price times the number of shares covered by the warrants. Participation in the program entails various restrictions, including those on payment of dividends, stock repurchases and executive compensation. Further details of the plan continue to be issued. We are continuing to evaluate the benefits of the program, its cost and availability.

The Emergency Economic Stabilization Act of 2008 also provides, effective October 3, 2008, for an increase in FDIC deposit insurance coverage from $100,000 per depositor to $250,000, through December 31, 2009. This is applicable to all depositors at the Bank. The FDIC has also implemented, under emergency powers, effective October 14, 2008, a further increase in deposit insurance for non-interest bearing checking accounts to an unlimited amount. This will continue without assessment of deposit insurance premiums until November 14, 2008 and thereafter insured banks may voluntarily continue to participate and will be assessed at 10 basis points per annum. We presently expect to continue to participate in that expanded deposit insurance program.

In reaction to the higher level of risk in our loan portfolio as a result of the increase in nonperforming assets, we named a new Chief Credit Officer on August 21, 2008.

On August 18, 2008, our board of directors voted to increase the size of our board to 13 members and elected Messrs. Robert L. Baldwin, Felix M. Drennen, III, Mark A. Froehlich, Fred G. Nunnelly, III, Foy H. Tatum and Irby J. Thompson to the board of directors. Each of Messrs. Baldwin, Drennen, Froehlich, Nunnelley, Tatum and Thompson currently serve on the board of directors of the Bank.

In an effort to preserve our capital and improve our capital ratios, on August 18, 2008 our board of directors elected to defer further interest payments on each of our series of junior subordinated debt securities relating to the trust preferred securities of Financial Investors Statutory Trust I, Financial Investors Statutory Trust II, CapitalSouth Statutory Trust I and Monticello Statutory Trust II (each an unconsolidated subsidiary of the Company). We have the ability under each indenture for the junior subordinated debt securities to defer interest payments for up to 20 consecutive calendar quarters without experiencing a default under the indenture. The deferral provisions for these securities were intended to be exercised upon the occurrence of events similar to the current upheaval in the credit and real estate markets that have negatively impacted us and our subsidiary bank. We have provided appropriate notice of our election to defer interest payments to the holders of the junior subordinated debt securities.

In the second quarter of 2008, our board of directors decided to suspend our quarterly cash dividend to preserve the Company’s retained capital and capital ratios.

As part of our deposit strategy, we opened a new full-service banking office in the San Marco area of Jacksonville, Florida on February 11, 2008. San Marco is a thriving shopping and entertainment area close to the downtown business district of Jacksonville. Additionally, we opened a new full-service banking office in Madison, Alabama on March 6, 2008. Madison is a town close to Huntsville, Alabama that we believe has favorable demographics. We expect this location to act as both a means for new market penetration, and as a means to better serve the Company’s existing customers in the greater Huntsville area.

Regulatory Actions

Our high level of nonperforming loans, specifically noted by the regulatory authorities, continues to negatively impact our earnings and operations. We increased our allowance for loan losses as of June 30, 2008 due to increases in our nonperforming loan levels and, if we must increase our allowance for loan losses in the future due to continued increases in nonperforming loan levels, our financial condition and results of operations will be impacted adversely. We expect to enter into a formal enforcement action in the fourth quarter of 2008. When effective, the Federal Reserve Board will publicly disclose the enforcement action by posting on the Federal Reserve Board’s website and we will disclose the terms of such enforcement action by filing a Form 8-K. That order is expected to address in detail shortcomings found in our financial condition.

The action will be designed to ensure that the weaknesses noted are properly addressed. The formal enforcement action is expected to provide that:

•	we will be required to provide an acceptable capital plan for CapitalSouth and the Bank, which we anticipate will require us to raise additional capital;

•	our ability to incur indebtedness, pay subordinated indebtedness or purchase or redeem any capital stock at the holding company level will require regulatory approval;

•	we will be required to retain an independent party or staff to provide ongoing review of loans;

•	we will be required to provide plans to strengthen oversight of management; to assess management and staffing needs, qualifications and performance, particularly in loan underwriting, credit administration, work-out, other-real-estate-owned disposition, and asset/liability management; to strengthen credit practices in these areas, and to revise lending and credit administration policies;

•	we will have limitations on renewing or extending loans to any borrower or related parties who have loans classified as loss, doubtful or substandard;

•	we will be required to provide a business plan to improve earnings and overall condition for 2009;

•	we will be required to provide notice in connection with appointing new directors or senior executive officers;

•	we will be required to revise the Bank’s plan regarding liquidity and funds management;

•	we will be required to charge off or collect all assets classified as “loss” not previously charged off and review and revise the Bank’s methodology for determining its allowance for loan and lease losses;

•	we will be required to develop plans to improve collection of certain groups of loans;

•	we may not pay or declare any dividends by CapitalSouth without prior regulatory approval; and

•	regulatory authorities reserve the right to impose additional limitations, requirements or restrictions on CapitalSouth and the Bank.

We have addressed or begun addressing substantially all of these expected requirements. The enforcement action will require substantial board and managerial resources to be devoted to compliance with it and confirms significant restrictions on our operations. The failure to comply with a formal enforcement action can result in significant penalties. See “Risk Factors — Risks Related to Our Business.”

As a result of additions to our loan loss allowance during the second quarter of 2008, the Bank’s total capital to risk adjusted assets ratio decreased to “adequately capitalized” as of June 30, 2008. The Bank’s total capital to risk adjusted assets ratio was 9.7%, 10.5% and 11.7% as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively. Due to the Bank’s current status as “adequately capitalized,” we are subject to restrictions on our operations. These restrictions include: (i) we cannot renew or accept brokered deposits without prior regulatory approval; and (ii) we will pay higher insurance premiums to the Federal Deposit Insurance Corporation, which will reduce our earnings. We are taking steps to bring CapitalSouth and the Bank back to a “well capitalized” position, including shrinking our balance sheet, suspending dividend payments to stockholders and attempting to raise additional capital. See “Risk Factors — Risks Related to Our Business.”

The Rights Offering

Securities Offered	We are distributing to you, at no charge, one non-transferable subscription right for each share of our common stock that you owned as of 5:00 p.m., Eastern Time, on September 22, 2008, the record date, either as a holder of record or, in the case of shares held of record by custodian banks, brokers, dealers or other nominees on your behalf, as a beneficial owner of such shares. If the rights offering is fully subscribed, we expect the gross proceeds from the rights offering will be up to $15 million.

Subscription Price	$2.00 per share. To be effective, any payment related to the exercise of a right must clear prior to the expiration of the rights offering.

Record Date	5:00 p.m., Eastern Time, on September 22, 2008.

Expiration of the Rights Offering	5:00 p.m., Eastern Time, on December 8, 2008.

Use of Proceeds	We intend to use the proceeds of the rights offering to improve our regulatory capital position, to invest in the Bank to improve its regulatory capital position and for general corporate purposes, including the reduction of debt owed to an unaffiliated third party.

Basic Subscription Right	The basic subscription right of each subscription right will entitle you to purchase 1.804268 shares of our common stock at a subscription price of $2.00 per share; however, fractional shares of our common stock resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share. The number of shares you may purchase appears on your rights certificate if you are a holder of record.

Over-Subscription Privilege	In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription right, you may also choose to subscribe for a portion of any shares of our common stock that are not purchased by our stockholders through the exercise of their basic subscription rights. You may subscribe for shares of common stock pursuant to your over-subscription privilege, subject to allocation.

Non-Transferability of Rights	The subscription rights may not be sold, transferred or assigned and will not be listed for trading on The Nasdaq Global Market or on any stock exchange or market.

No Board Recommendation	Our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Public Reoffer	If shares of common stock remain available for sale after the closing of the rights offering, our officers and directors will offer and sell those remaining shares to the public on a best efforts basis at the $2.00 per share subscription price.

Pricing Committee	Our pricing committee is comprised of the following independent directors: Harold B. Dunn, Stanley L. Graves, Robert L. Baldwin, Fred G. Nunnelley, III, and David W. Wood, II.

No Revocation	All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $2.00 per share.

Material U.S. Federal Income Tax Considerations	For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of a subscription right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the rights in light of your particular circumstances.

Extension, Cancelation and Amendment	Although we do not presently intend to do so, we have the option to extend the rights offering expiration date. Our board of directors may cancel the rights offering at any time prior to the expiration date of the rights offering for any reason. In the event that the rights offering is canceled, all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable. We also reserve the right to amend or modify the terms of the rights offering at any time prior to the expiration date of the rights offering.

Procedures for Exercising Rights	To exercise your subscription rights, you must take the following steps:

• If you hold a CapitalSouth Bancorp stock certificate, you may deliver payment and a properly completed rights certificate to the subscription agent to be received before 5:00 p.m., Eastern Time, on December 8, 2008. You may deliver the documents and payments by hand delivery, first class mail or courier service. If first class mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

• If you are a beneficial owner of shares that are registered in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. You should instruct your custodian bank, broker, dealer or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on December 8, 2008.

Subscription Agent	Registrar and Transfer Company.

Shares Outstanding Before the Rights Offering	4,156,810 shares of our common stock were outstanding as of September 22, 2008.

Shares Outstanding After Completion of the Rights Offering	Assuming no options are exercised prior to the expiration of the rights offering and, assuming all shares are sold in the rights offering, we expect approximately 11,656,810 shares of our common stock will be outstanding immediately after completion of the rights offering.

Fees and Expenses	We will pay the expenses related to the rights offering, including the fees and expenses of our counsel.

The Nasdaq Global Market Symbol	Shares of our common stock are currently listed for trading on The Nasdaq Global Market under the ticker symbol “CAPB.” The shares of common stock issued upon the exercise of the subscription rights will also be listed on The Nasdaq Global Market under the same ticker symbol.

Risk Factors

Before you exercise your subscription rights to purchase shares of our common stock, you should be aware that there are risks associated with your investment, including the risks described in the section entitled “Risk Factors,” on page 29 of this prospectus, and the risks that we have highlighted in other sections of this prospectus, in our Annual Report on Form 10-K for the year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008. You should carefully read and consider these risk factors together with all of the other information included in this prospectus before you decide to exercise your subscription rights to purchase shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data is presented below as of and for the six months ended June 30, 2008 and 2007 and as of and for the years ended December 31, 2003 through 2007. Our selected consolidated financial data presented below as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, are derived from our audited financial statements and related notes incorporated by reference in this prospectus. Selected consolidated financial data as of December 31, 2005, 2004 and 2003 and for each of the two years ended December 31, 2004 has been derived from our audited consolidated financial statements. Our selected consolidated financial data as of and for the six months ended June 30, 2008 and 2007 are derived from our unaudited interim consolidated financial statements incorporated by reference in this prospectus. In the opinion of our management, such amounts contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Our results for the six months ended June 30, 2008 are not necessarily indicative of our results of operations that may be expected for the year ended December 31, 2008.

	As of and for the
	Six Months Ended
	June 30,		As of and for the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
			(Dollar amounts in thousands, except per share amounts)

Results of Operations:
Interest income	$21,773	$17,756	$41,531	$31,091	$21,919	$15,210	$12,856
Interest expense	12,755	9,552	23,032	15,328	8,876	5,174	5,076

Net interest income	9,018	8,204	18,499	15,763	13,043	10,036	7,780
Provision for loan losses	10,007	362	3,516	621	914	847	820

Net interest income after provision for loan losses	(989)	7,842	14,983	15,142	12,129	9,189	6,960
Noninterest income	1,936	1,573	3,513	3,290	2,552	2,060	2,079
Noninterest expense	11,187	7,037	16,210	13,925	10,840	8,389	6,926
Goodwill impairment charge	9,363	—	17,007	—	—	—	—

(Loss) Income before provision for income taxes	(19,604)	2,378	(14,721)	4,507	3,841	2,860	2,113
Provision for income taxes	(3,530)	775	581	1,579	1,264	983	616

Net (loss) income	$(16,073)	$1,603	$(15,302)	$2,928	$2,577	$1,877	$1,497

Common Share Data:
Basic (loss) earnings per share	$(3.87)	$0.54	$(4.62)	$0.99	$1.13	$0.84	$0.66
Diluted (loss) earnings per share	(3.87)	0.53	(4.62)	0.97	1.12	0.83	0.65
Cash dividends declared per share	—	0.13	0.26	0.18	0.20	0.18	0.16
Book value per share	7.16	14.23	11.20	13.89	12.93	11.21	10.44
Tangible book value per share	6.96	13.80	8.66	13.47	12.48	11.21	10.44
Period End Balances:
Total assets	$736,195	$511,047	$767,475	$481,989	$423,508	$337,696	$293,282
Earning assets	695,046	485,474	720,690	456,686	395,219	322,856	279,662
Loans, net	572,978	400,814	613,235	370,579	323,365	255,508	203,334
Securities(1)	102,428	79,903	90,930	81,697	67,886	63,948	71,630
Deposits	622,093	425,661	593,343	401,297	329,429	261,531	202,505
Borrowings(2)	79,664	38,953	120,570	34,866	52,452	47,927	66,207
Stockholders’ equity	29,757	42,657	46,500	41,348	36,874	25,130	23,273
Common shares outstanding	4,156,810	2,998,300	4,151,122	2,975,934	2,852,670	2,241,683	2,230,085
Average Balances:
Total assets	$760,968	$497,629	$593,690	$449,063	$369,949	$308,200	$270,333
Earning assets(3)	708,906	473,688	557,157	425,036	349,405	295,149	259,262
Loans	614,235	387,433	469,745	350,732	280,418	225,681	189,907
Deposits	605,482	431,581	486,045	373,736	300,065	226,367	195,111
Borrowings	101,779	20,025	53,631	31,355	39,687	55,527	51,207
Stockholders’ equity	47,094	42,293	48,860	39,941	26,452	24,158	22,802
Shares outstanding — basic	4,152,592	2,987,190	3,312,605	2,964,041	2,271,878	2,233,506	2,276,382
Shares outstanding — diluted	4,152,592	3,013,124	3,312,605	3,020,668	2,304,349	2,268,886	2,315,222

	As of and for the
	Six Months Ended
	June 30,		As of and for the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
			(Dollar amounts in thousands)

Performance Ratios:
Return on average assets	(4.25)%	0.65%	(2.58)%	0.65%	0.70%	0.61%	0.55%
Return on average equity	(68.64)	7.64	(31.32)	7.33	9.74	7.77	6.57
Return on average tangible assets	(4.31)	0.65	(2.62)	0.65	0.70	0.61	0.55
Return on average tangible equity	(88.16)	7.88	(38.59)	7.57	9.91	7.77	6.57
Net income before goodwill impairment charge to average assets	(1.77)	0.65	0.29	0.65	0.70	0.61	0.55
Net income before goodwill impairment charge to average equity	(28.66)	7.64	3.49	7.33	9.74	7.77	6.57
Net income before goodwill impairment charge to average tangible assets	(1.80)	0.65	0.29	0.65	0.70	0.61	0.55
Net income before goodwill impairment charge to average tangible equity	(36.81)	7.88	4.30	7.57	9.91	7.77	6.57
Net interest spread(4)	2.29	2.74	2.73	3.04	3.34	3.13	2.74
Net interest margin(5)	2.63	3.56	3.39	3.76	3.77	3.43	3.04
Efficiency ratio(6)	102.13	71.97	73.64	73.08	69.51	69.35	70.25
Average loans to average deposits	101.45	89.77	110.03	93.84	93.45	99.70	97.33
Capital Ratios:
Average equity to average assets	6.19%	8.50%	8.23%	8.89%	7.15%	7.84%	8.43%
Average tangible equity to average tangible assets	4.88	8.26	6.78	8.63	7.04	7.84	8.43
Dividend payout ratio	NM	23.58	NM	18.18	17.70	21.43	24.24
Tier 1 capital to risk adjusted assets	6.20	11.70	8.18	12.11	13.50	11.60	13.30
Tier 1 capital to average assets	5.00	10.00	6.52	10.23	11.30	9.30	10.20
Total capital to risk adjusted assets	8.40	12.80	9.43	13.20	14.70	12.90	14.60
Asset Quality Ratios:
Nonperforming assets to total assets(7)(9)	6.17%	0.42%	2.27%	0.45%	0.42%	0.50%	0.69%
Allowance for loan losses to nonperforming loans(8)(9)	46.00	292.12	63.79	260.63	228.95	246.34	161.67
Net loans charged-off to average loans	1.37	(0.02)	0.09	0.04	0.09	0.14	0.25
Provisions for loan losses to average loans	3.28	0.19	0.75	0.18	0.33	0.38	0.43
Allowance for loan losses to total loans	2.73	1.16	1.43	1.15	1.18	1.24	1.30

(1)	Consists of investment securities available-for-sale and held-to-maturity and Federal Home Loan Bank (FHLB) and Federal Reserve Board (FRB) stock.

(2)	Consists of federal funds purchased, FHLB advances, notes payable, repurchase agreements and subordinated debentures.

(3)	Excludes fair value adjustment on investment securities available-for-sale.

(4)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities on a tax-equivalent basis.

(5)	Net interest margin is net interest income divided by average interest-earning assets on a tax-equivalent basis.

(6)	Efficiency ratio is noninterest expense, excluding the goodwill impairment charge, divided by the sum of net interest income plus noninterest income.

(7)	Nonperforming assets consist of nonperforming loans, foreclosed assets and repossessions.

(8)	Nonperforming loans consist of nonaccrual loans, troubled debt restructures and accruing loans contractually past due 90 days or more (of which we have none).

(9)	In 2007, in connection with the acquisition of Monticello Bancshares, we acquired $4.9 million in nonaccrual loans, which were recorded at their fair value of $3.6 million under Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, for which no additional allowance was provided. These loans have a balance of $1.2 million as of June 30, 2008. Excluding the impact of the SOP 03-3 loans, the allowance for loan losses to non-performing loans is 47.2% as of June 30, 2008.

NM — Not meaningful

GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures

The information set forth above contains certain financial information determined by methods other than in accordance with generally accepted accounting policies in the United States (GAAP). These non-GAAP financial measures are “net income before goodwill impairment charge to average assets,” “net income before goodwill impairment charge to average tangible equity,” “average tangible equity to average tangible assets,” “net operating income to average tangible assets” and “tangible book value per share.” Our management uses these non-GAAP measures in its analysis of CapitalSouth’s performance because it believes these measures are material and will be used as a measure of the Company’s performance by investors.

“Net income before goodwill impairment charge” is defined as net income less the effect of the non-cash goodwill impairment charge. “Return on average tangible equity” is defined as earnings for the period divided by average equity reduced by average goodwill and other intangible assets. “Return on average tangible assets” is defined as earnings for the period divided by average assets reduced by average goodwill and other intangible assets. Our management includes these measures because it believes that they are important when measuring CapitalSouth’s performance against entities with varying levels of goodwill and other intangibles. These measures are used by many investors as part of their analysis of the Company’s performance.

“Average tangible equity to average tangible assets” is defined as average total equity reduced by recorded average intangible assets divided by average total assets reduced by recorded average intangible assets. This measure is important to many investors in the marketplace who are interested in the equity to assets ratio exclusive of the effect of changes in average intangible assets on average equity and average total assets.

“Tangible book value per share” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. This measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible book value of the Company.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other bank holding companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	As of and for the Six
	Months Ended
	June 30,		As of and for the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
			(Dollar amounts in thousands, except per share amounts)

Book value of equity	$29,757	$42,657	$46,500	$41,348	$36,874	$25,130	$23,273
Intangible assets	807	1,276	10,561	1,276	1,277	7	8

Book value of tangible equity	$28,950	$41,381	$35,939	$40,072	$35,597	$25,123	$23,265

Average assets	$760,968	$497,629	$593,690	$449,063	$369,949	$308,200	$270,333
Average intangible assets	10,429	1,276	9,206	1,277	450	8	9

Average tangible assets	$750,539	$496,353	$584,484	$447,786	$369,499	$308,192	$270,324

Return on average assets	(4.25)%	0.65%	(2.58)%	0.65%	0.70%	0.61%	0.55%
Effect of average intangible assets	(.06)%	—	(0.04)%	—	—	—	—

Return on average tangible assets	(4.31)%	0.65%	(2.62)%	0.65%	0.70%	0.61%	0.55%

Average equity	$47,094	$42,293	$48,860	$39,941	$26,452	$24,158	$22,802
Average intangible assets	10,429	1,276	9,206	1,277	450	8	9

Average tangible equity	$36,665	$41,017	$39,654	$38,664	$26,002	$24,150	$22,793

Return on average equity	(68.64)%	7.64%	(31.32)%	7.33%	9.74%	7.77%	6.57%
Effect of average intangible assets	(19.52)%	0.24%	(7.27)%	0.24%	0.17%	—	—

Return on average tangible equity	(88.16)%	7.88%	(38.59)%	7.57%	9.91%	7.77%	6.57%

Average equity to average assets	6.19%	8.50%	8.23%	8.89%	7.15%	7.84%	8.43%
Effect of average intangible assets	(1.30)%	(.23)%	(1.45)%	(0.26)%	(0.11)%	—	—

Average tangible equity to average tangible assets	4.89%	8.27%	6.78%	8.63%	7.04%	7.84%	8.43%

Net income before goodwill impairment charge	$(6,710)	$1,603	$1,705	$2,928	$2,577	$1,877	$1,497
Goodwill impairment charge	(9,363)	—	(17,007)	—	—	—	—

Net (loss) income	$(16,073)	$1,603	$(15,302)	$2,928	$2,577	$1,877	$1,497

Per Common Share:
Book value	$7.16	$14.23	$11.20	$13.89	$12.93	$11.21	$10.44
Effect of intangible assets	.20	0.43	2.54	0.42	0.45	—	—

Tangible book value	$6.96	$13.80	$8.66	$13.47	$12.48	$11.21	$10.44

RISK FACTORS

An investment in our shares of common stock involves a high degree of risk. You should consider carefully the risks described below, together with the other information included or incorporated by reference in this prospectus, including the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2007, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and the risks we have highlighted in other sections of this prospectus in evaluating an investment in the shares of common stock. If any of the events described in the following risk factors actually occurs, or if additional risks and uncertainties not presently known to us or that we currently deem immaterial, materialize, then our business, results of operations and financial condition could be materially adversely affected. In addition, the trading price and market value of our shares of common stock could decline and you may lose all or part of your investment in our common stock. The risks discussed below include forward-looking statements, and our actual results may differ from those discussed in these forward-looking statements.

Risks Related to Our Business

A significant portion of our loan portfolio could become under-collateralized due to the real estate market decline, which could have a material adverse effect on our asset quality, capital structure and profitability.

A significant portion of our loan portfolio is comprised of loans secured by either commercial real estate or single family homes that are under construction. As of June 30, 2008, $168.5 million, or 28.4% of our total loans, are classified as Construction and Development loans, $181.9 million, or 30.7% of our total loans, are classified as Commercial Real Estate loans and $134.8 million, or 22.7% of our total loans, are classified as 1-4 Family Residential loans. Construction and Development loans represent the highest level of risk for the Company due to current market conditions and represent 72% of our nonperforming loans. Other Commercial Real Estate loans have not been as severely impacted by the recent economic downturns. In our Other Commercial Real Estate loan portfolio, 55% of the loans cover owner-occupied real estate which has a lower risk element than non-owner occupied. Owner-occupied commercial real estate generally has a lower risk profile since business owners are obligated to repay the debt and, accordingly, the loan is not dependent on the liquidation of the collateral as the source of repayment. Currently, only 12% of the Company’s nonperforming loans are Other Commercial Real Estate loans. Our 1-4 Family Residential loans have continued to perform well with only moderate increases in delinquencies. Delinquencies of 30 days and over increased from 2.52% as of December 31, 2007 to 4.18% as of March 31, 2008, but dropped back down to 2.02% as of June 30, 2008. 1-4 Family Residential loans past due 30 days or more were only 1.03% of total 1-4 Family Residential loans outstanding as of June 30, 2008. These 1-4 Family Residential loans represent 14% of our nonperforming loans.

With the recent real estate market downturn and slowing economic conditions, we are subject to increased lending risks in the form of loan defaults as a result of the high concentration of real estate lending in our loan portfolio. All of CapitalSouth’s markets have experienced a slowdown in residential real estate sales which has, in turn, increased residential lot and home inventory, with the Jacksonville market experiencing the most severe impact. The National Association of Realtors reported a nationwide drop in single-family home prices of 7.7% in the first quarter of 2008, in addition to previous large decreases in single-family home prices. In our most difficult market, Jacksonville, Florida, single-family home prices decreased by 6% in the first quarter of 2008. According to the Alabama Center for Real Estate, for the six month period ended June 30, 2008, the Alabama markets were not as negatively affected. The Birmingham and Huntsville markets experienced a 1.8% and 2.0%, respectively, increase in average home prices and the Montgomery market experienced a 1.2% decrease. The decrease in single-family home sales prices is symptomatic of the increases in inventory we have experienced across our markets. Excess residential lot and home inventory, combined with the limited availability of residential mortgage financing due to tighter credit underwriting standards, has resulted in downward pressure on residential values and increased marketing time for residential properties. However, in comparing the percent change in median home prices in our footprint markets to the percent change in the national average of median home prices, all of our markets have experienced significantly less depreciation than the national average. However, certain broader economic conditions in our markets, including unemployment, remain higher than the national average.

Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which would materially and adversely affect our business, financial condition, results of operations and future prospects.

Our loan customers may not repay their loans according to the terms of such loans, and the collateral securing the payment of those loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses that we consider adequate to absorb losses inherent in the loan portfolio based on our assessment of the information available. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover our loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. Our allowance for loan losses as of June 30, 2008, December 31, 2007, December 31, 2006, and December 31, 2005 was $16.1 million, $8.9 million, $4.3 million and $3.9 million, respectively.

The following table presents information on nonperforming assets and the allowance for loan losses as of June 30, 2008, June 30, 2007 and December 31, 2007.

	As of/for the Six Months Ended
	June 30,	June 30,	December 31,
	2008	2007	2007

Nonperforming assets/Assets	6.17%	0.42%	2.27%
Annualized net charge-offs/Average net loans	0.91	(0.01)	0.09
Allowance for loan losses/Net Loans	2.73	1.16	1.43

During the second quarter of 2008, nonperforming assets increased to $45,392,000, or 7.79% of period-end loans and other real estate, which was up from $2,147,000, or 0.53%, in the year-earlier quarter and up from $35,100,000, or 5.68%, at December 31, 2007. The increase reflects rapidly deteriorating economic conditions and growing weakness in the residential real estate sector across our markets since the latter half of 2007. This increase in nonperforming assets for the first six months of 2008 versus the same period of 2007 also reflected the addition of $4.9 million in nonperforming assets purchased in connection with the acquisition of Monticello Bancshares. These assets were recorded at their estimated fair values as part of the purchase accounting adjustments, which were below their original book value. As of June 30, 2008, 93% of our nonperforming loans were secured by real estate. In evaluating the adequacy of the allowance for loan losses, we obtained updated external appraisals on many of the properties underlying the nonperforming loans or performed internal valuations based on current market conditions. We recorded annualized net charge-offs, as a percentage of average loans, of 0.91% in the first six months of 2008 compared with net recoveries of 0.01% in the same period of 2007 and 0.09% in the fourth quarter of 2007. Approximately 37% of the charge-offs taken in the first six months of 2008 were associated with marking assets to market value as they moved to be categorized as Other Real Estate.

In addition, banking regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by regulatory agencies could have a negative effect on our operating results.

We expect to enter into a formal enforcement action with regulatory authorities, and we expect such action to place significant restrictions on our operations.

Under applicable laws, the Federal Reserve Board, as our primary federal regulator, the FDIC as our deposit insurer, and the Alabama State Banking Department as our chartering authority, have the ability to impose substantial sanctions, restrictions and requirements on us if they determine, upon examination or otherwise, violations of laws with which we must comply, or weaknesses or failures with respect to general standards of safety and soundness. Applicable law prohibits disclosure of specific examination findings by the institution although formal enforcement actions are routinely disclosed by the regulatory authorities. We expect the issuance of a formal enforcement action primarily due to the high level of nonperforming assets of the Bank and the resulting impact on the Company’s financial condition. See “Summary — Regulatory Actions.” These actions generally require certain corrective steps, impose limits on activities (such as lending, deposit taking, acquisitions or branching), prescribe lending parameters (such as loan types, volumes and terms) and require additional capital to be raised. In many cases, policies must be revised by the institution and submitted to the regulatory authority for approval within time frames prescribed by the regulatory authorities. Failure to adhere to the requirements of the actions, once issued, can result in more severe penalties. Generally, these enforcement actions can be lifted only after subsequent examinations substantiate complete correction of the underlying issues.

An inability to improve our regulatory capital position could adversely affect our operations.

At June 30, 2008, Capital South Bank was classified as “adequately capitalized.” As a result of our capital levels: (i) we cannot renew or accept brokered deposits without prior regulatory approval; and (ii) we will pay higher insurance premiums to the Federal Deposit Insurance Corporation, which will reduce our earnings. To mitigate or resolve these restrictions, we are attempting to raise additional capital through the common stock rights offering and reduce the amount of the Bank’s assets to improve our capital ratios to satisfy the “well capitalized” requirements. If we are unable to raise additional capital or reduce our assets on favorable terms, we will be required to continue to operate under these restrictions.

Additional valuation allowance of our deferred tax asset would negatively impact our net earnings or loss.

We calculate income taxes in accordance with SFAS 109, Accounting for Income Taxes (“SFAS 109”), which requires the use of the asset and liability method. In accordance with SFAS 109, we regularly assess available positive and negative evidence to determine whether it is more likely than not that our deferred tax asset balances will be recovered. At June 30, 2008, our net deferred tax asset was $6.4 million. During the period ended June 30, 2008, we recorded a valuation allowance of $500,000 based principally on uncertainty about our ability to generate sufficient future taxable income to utilize this asset to offset future income tax liabilities. Realization of a deferred tax asset requires us to exercise significant judgment and is inherently speculative because it requires the future occurrence of circumstances that cannot be predicted with certainty. If we determine that an additional valuation allowance of our deferred tax asset is necessary, we would incur a charge to earnings.

Our ability to pay dividends is limited and we suspended payment of dividends during the second quarter of 2008. As a result, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment for the foreseeable future.

We continually evaluate, as part of our overall capital plan, whether to continue, reduce or eliminate our common stock dividend. The holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor. In addition, our ability to pay dividends is restricted by federal and state laws and policies, including various regulatory restrictions with respect to dividends payable by our subsidiary bank, which is our primary source of cash flow. We have paid cash dividends to our stockholders in the past. However, due to our net loss in 2007, discretionary approval by regulatory authorities is necessary for CapitalSouth Bank to pay dividends. In April 2008, we announced our board of directors’ decision to suspend quarterly cash dividends to preserve our retained capital.

Our decision to defer interest on our trust preferred securities will likely restrict our access to the trust preferred securities market until such time as we are current on interest payments, which will limit our sources of liquidity.

Consistent with our board’s decision earlier this year to suspend the payment of dividends on our common stock in order to retain capital in a cost effective manner and improve our capital ratios, on August 18, 2008, the board elected to defer further interest payments on each of our series of junior subordinated debt securities relating to the trust preferred securities of Financial Investors Statutory Trust I, Financial Investors Statutory Trust II, CapitalSouth Statutory Trust I and Monticello Statutory Trust II (each an unconsolidated subsidiary of CapitalSouth). We have the right under each indenture for the junior subordinated debt securities to defer interest payments for up to 20 consecutive calendar quarters. The deferral provisions for these securities were intended to provide us with a measure of financial flexibility during times of financial stress due to market conditions, such as the current state of the financial and real estate markets.

As a result of our election to exercise our contractual right to defer interest payments on our junior subordinated debt securities, it is likely that we will not have access to the trust preferred securities market until we become current on those obligations. This may also adversely affect our ability in the market to obtain debt financing. Therefore, we are likely to have greater difficulty in obtaining financing and, thus, will have fewer sources to enhance our capital and liquidity position. In addition, we will be unable to pay dividends on our common stock until such time as we are current on interest payments on our junior subordinated debt securities.

Our holding company structure and regulations applicable to us can restrict our ability to provide liquidity to meet our obligations.

Our business operations and related generation of cash flow principally occur in our subsidiary bank. Significant parts of our capital markets obligations, including payment on secured debt under our $5.0 million line of credit, and unsecured junior debt incurred in connection with our acquisition of Monticello Bancshares, along with dividends on trust preferred securities and the related debentures, are obligations of the holding company. Historically, the holding company has relied upon dividends from our subsidiary bank to fund these types of obligations. Due to our net loss in 2007 and the six months ended June 30, 2008, which subjects us to a requirement to obtain discretionary regulatory approval in order to pay dividends from our subsidiary bank to the holding company, we are uncertain whether we can continue to operate in this manner. Although such approval was obtained with respect to the first quarter of 2008, we may not be able to obtain such approval in the future, or if approval to pay dividends is granted, what conditions may be associated with such approval. At the present time, the holding company has limited resources in order to meet such obligations in the absence of payment of dividends from our subsidiary bank. These resources include a limited amount of cash on hand. In light of these circumstances, we may determine that it is necessary or appropriate to raise capital or seek other financing sources and/or take steps to reduce our cash payment obligations at the holding company level. If the Company is unable to raise additional capital or obtain other financing, the Company may not be able to meet its obligations when due.

Current economic conditions require us to raise additional regulatory capital, and unavailability of additional regulatory capital could adversely affect our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We must also maintain adequate funding sources in the normal course of business to support our operations and fund outstanding liabilities. Our ability to maintain capital levels, sources of funding and liquidity could be impacted by changes in the capital markets in which we operate. Our ratio of total capital to risk adjusted assets was 8.4%, 9.4% and 12.8% as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively. The Bank’s ratio of total capital to risk adjusted assets was 9.7%, 10.5% and 11.7% as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively. The primary factor that contributed to the decrease in the Company’s total capital to risk adjusted asset ratio was the acquisition of Monticello Bancshares in September of 2007. Additionally, loan loss provisions of $2,130,000 during the fourth quarter of 2007 and $10,007,000 during the six months ended June 30, 2008 contributed to the decrease in total capital to risk adjusted assets at both the Company and the Bank. We are attempting to raise additional capital to restore the Company’s and the Bank’s total risk based capital ratios to well capitalized levels through this rights offering. Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. The success of our rights offering is dependent upon our stockholders’ exercise of their rights and the successful best efforts offering by our officers and directors of any unsubscribed shares to the public. We do not have written commitments from any third parties to act as standby purchasers or other guarantee that stockholders and potential investors will purchase all of the shares of common stock offered in this rights offering or otherwise. Accordingly, we may not be able to raise sufficient additional capital on terms acceptable to us.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive and certain other restrictions on its business.

Failure to remain in compliance with financial covenants in our line of credit could have a material adverse effect on our liquidity and financial condition.

In December 2007, we entered into loan agreement which provides us with a revolving line of credit of up to an aggregate amount of $5.0 million, of which $2.0 million was outstanding at June 30, 2008. The line of credit is secured by the common stock of the Bank. Our continued ability to borrow under our line of credit is subject to compliance with certain financial and non-financial covenants, which include covenants that the Bank maintains a Tier 1 Capital ratio of 7.0% and Tier 1 Capital of $55 million. As of June 30, 2008, the Bank’s Tier 1 Capital ratio was 6.7% and the Bank had Tier 1 Capital of $50.8 million. We obtained a written waiver of these financial covenants; however, our lender has the right to withdraw this waiver at any time upon written notice and, if such waiver is withdrawn, to give written notice of acceleration of payment of the line of credit, which could have a material adverse effect on our liquidity and financial condition.

Competition from other financial institutions may adversely affect our profitability.

The banking business is highly competitive, and we experience strong competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial institutions that operate in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we must attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established and much larger financial institutions. In particular, our market areas are dominated by large national and regional financial institutions. Larger competitors often target markets within their franchise to raise deposits by pricing those deposits above market rates while offsetting that cost in other less competitive markets. Due to our size and smaller footprint, we do not have the ability to offset these type marketing strategies which increases our cost of funding. Larger competitors may employ similar strategies with respect to making loans which causes further margin compression. We focus more on commercial depositors due to our smaller branch network which is not as convenient for the consumer depositor. This niche focus limits the types of accounts that we are able to attract. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size, in some cases, and lack of geographic diversification.

Additionally, the Birmingham MSA has experienced a high level of bank consolidation activity in recent years. As a result of several high profile mergers, Birmingham has changed form a city that boasted the headquarters of four large regional banks to a single large bank holding company. The increase in merger activity has resulted in the formation of large numbers of new community banks in the Birmingham MSA, each of which competes for many of the same customers. If we are unable to maintain our customer base or otherwise compete with the level of service offered by the newer community banks, our financial condition and results of operations may be affected adversely.

Our business strategy historically included the pursuit of a strong growth strategy, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

In light of current market conditions and capital constrictions, we are unlikely to continue our growth at historic levels in the foreseeable future. While we intend to continue pursuing a growth strategy for our business, any such growth will be carefully managed in light of current constrictions on capital levels and regulatory limitations. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in growth stages of development, such as the continuing need for infrastructure and personnel, the time and costs inherent in integrating a series of different operations and the ongoing expense of acquiring and staffing new banks or branches. We may not be able to expand our presence in our existing markets or successfully enter new markets and any expansion could adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Our ability to grow successfully will depend on a variety of factors, including an improvement in our regulatory status, increased capital, improved current market conditions, the availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth.

Our plans for future expansion and bank acquisitions depend, in some instances, on factors beyond our control, and an unsuccessful attempt to achieve growth through acquisitions could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We expect to continue to engage in new branch expansion in the future. We may also seek to acquire other financial institutions. Expansion involves a number of risks, including:

•	the costs associated with establishing new locations and retaining experienced local management;

•	time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our potential inability to finance an acquisition without diluting the interests of our existing stockholders;

•	the diversion of our management’s attention to the negotiation of transactions, which may detract from their business productivity; and

•	our entry into new markets in which we may lack experience.

We opened two new branch locations in the first quarter of 2008, one in Madison, Alabama and the other in Jacksonville, Florida. The cost of operating these branch locations is expected to exceed the revenue they produce until sufficient new accounts are opened to make them profitable. Experienced banking personnel have been hired from the local market to staff these new locations to attract loan and deposit relationships to these locations. We have other marketing plans to attract new client relationships to these locations. Should these new locations not generate sufficient new accounts, they could negatively impact our profits for a period longer than anticipated in our model.

We are dependent on the services of our management team and the unexpected loss of key officers may adversely affect our operations.

Our success is, and is expected to remain, highly dependent on certain executive officers, especially W. Dan Puckett, W. Flake Oakley IV, John E. Bentley, Carol W. Marsh, Richard T. Perdue, William D. Puckett, II and H. Fred Coble, Jr. This is particularly true because, as a small commercial bank, we depend on our management team’s ties to the community to generate business for us, and the loss of services from a member of our current management team may have an adverse effect upon us. We do not have employment agreements or non-compete agreements with any of our executive officers. In the absence of these types of agreements, our executive officers are free to resign their employment at any time and accept an offer of employment from another company, including a competitor. If we fail to retain our key employees, our growth and profitability could be adversely affected.

Our directors and executive officers own a significant portion of our common stock and can exert significant control over our business and corporate affairs.

Our directors and executive officers, as a group, beneficially owned approximately 26% of our outstanding common stock, including options that may be exercised within 60 days, as of September 22, 2008. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

Anti-takeover provisions of our Restated Certificate of Incorporation and Bylaws could delay or prevent a takeover of us by a third party.

Certain provisions of our Restated Certificate of Incorporation and Bylaws may be deemed to have the effect of making more difficult an acquisition of control of our company in a transaction not approved by our board of directors. Our Restated Certificate of Incorporation authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In the event of such issuance, the preferred stock could also be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we do not currently intend to issue any shares of preferred stock, we may issue such shares in the future.

The ability of stockholders to act by written consent or call special meetings of stockholders is subject to restrictions. This reduces our stockholders’ ability to initiate or effect corporate actions independently of the board of directors.

Risks Related to the Rights Offering

The future price of the shares of common stock may be less than the $2.00 purchase price per share in the rights offering.

If you exercise your subscription rights to purchase shares of common stock in the rights offering, you may not be able to sell them later at or above the $2.00 purchase price in the rights offering. The actual market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as downturns in our economy and recessions.

If you exercise your subscription rights, you commit to purchasing the shares of common stock at the designated price and may not revoke your subscription rights if the public trading market price of such shares decreases below the subscription price.

Once you exercise your subscription rights, you may not revoke them. If you exercise your subscription rights and, afterwards, the public trading market price of our shares of common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss. Our common stock is traded on The Nasdaq Global Market under the symbol “CAPB,” and the last reported sales price of our common stock on The Nasdaq Global Market on October 29, 2008 was $2.324 per share. Following the exercise of your subscription rights, you may not be able to sell your common stock at a price equal to or greater than the subscription price.

The subscription price determined for the rights offering is not an indication of the fair value of our common stock.

We have established a pricing committee comprised of independent members of our board of directors. We did not receive a fairness opinion from a financial advisor in determining the price. In determining the subscription price, the pricing committee considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the amount of proceeds desired, the need for liquidity and capital, potential market conditions, and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the pricing committee also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. The per share subscription price is not necessarily related to our book value, net worth or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered in the rights offering. After the date of this prospectus, our shares of common stock may trade at prices below the subscription price.

If you do not exercise your subscription rights, your percentage ownership in CapitalSouth Bancorp will be diluted.

Assuming we sell the full amount of common stock issuable in connection with the rights offering, we will issue approximately 7,500,000 shares of our common stock. If you choose not to exercise your subscription rights prior to the expiration of the rights offering, your relative ownership interest in our common stock will be diluted.

We may terminate the rights offering at any time without further obligation to you.

We may terminate the rights offering at our discretion prior to the expiration of the rights offering. If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you with respect to the rights except to return any payment received by the subscription agent, without interest or deduction, as soon as practicable.

The subscription rights are not transferable and there is no market for the subscription rights.

You may not sell, give away or otherwise transfer your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value from your subscription rights.

If you do not act promptly and follow the subscription instructions, we will reject your exercise of subscription rights.

If you desire to purchase shares in the rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of the rights offering at 5:00 p.m., Eastern Time, on December 8, 2008. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank, or other nominee acts for you and that all required forms and payments are actually received by the subscription agent before the expiration of the rights offering. We are not responsible if your nominee fails to ensure that the subscription agent receives all required forms and payments before the expiration of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise of your subscription rights prior to the expiration of the rights offering, the subscription agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertake any action to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

You will not be able to sell the shares you buy in the rights offering until you receive your stock certificates or your account is credited with the shares of common stock.

If you purchase shares of our common stock in the rights offering by submitting a rights certificate and payment, we will mail you a stock certificate as soon as practicable after December 8, 2008, or such later date as to which the rights offering may be extended. If your shares are held by a custodian bank, broker, dealer or other nominee and you purchase shares of our common stock, your account with your nominee will be credited with the shares of common stock you purchased in the rights offering as soon as practicable after the expiration of the rights offering, or such later date as to which the rights offering may be extended. Until your stock certificates have been delivered or your account is credited, you may not be able to sell your shares even though the common stock issued in the rights offering will be listed for trading on The Nasdaq Global Market. The stock price may decline between the time you decide to sell your shares and the time you are actually able to sell your shares.

There is no legal obligation for our directors or their affiliates to subscribe for any shares in the rights offering.

Although we expect our directors, together with their affiliates, to subscribe for, in the aggregate, $4,705,000, or 2,352,500 shares of common stock in the rights offering, our directors are not obligated to subscribe for any shares of common stock in the rights offering. This includes our director, Mr. James C. Bowen, who is expected to receive up to 500,000 of our shares of common stock at $2.00 per share pursuant to the conversion of up to $1.0 million of our $1.5 million note issued to Mr. Bowen in connection with the Monticello acquisition upon exercise by Mr. Bowen of his basic subscription right and over-subscription privileges in the rights offering. The Company and Mr. Bowen have agreed to limit the number of shares for which Mr. Bowen may subscribe in the rights offering such that Mr. Bowen’s total stock holdings in the Company do not exceed 9.9% of our issued and outstanding shares of common stock following completion of the rights offering. See “Summary — Bowen Note Conversion.” Our directors have given only verbal assurances as to their intended subscriptions for our common stock. Because our directors are not required to subscribe for any shares of common stock in the rights offering, they may choose to subscribe for less than an aggregate of 2,352,500 shares of common stock in the rights offering.

Because our management will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

We currently anticipate that we will use the net proceeds of the rights offering to improve our regulatory capital position, to invest in the Bank to improve its regulatory capital position, to repay debt to unaffiliated third parties and for general corporate purposes, and our management, subject to regulatory directives, may allocate the proceeds among such purposes as it deems appropriate. See “Use of Proceeds.” In addition, market factors may require our management to allocate portions of the proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that we may invest the proceeds in a way that does not yield a favorable, or any, return for us.

Risks Related to Our Industry

Our stock price is volatile.

Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include:

•	actual or anticipated variations in earnings;

•	changes in analysts’ recommendations or projections;

•	our announcements of developments related to our businesses;

•	operating and stock performance of other companies deemed to be peers;

•	actions by government regulators;

•	new technology used or services offered by traditional and non-traditional competitors; and

•	news reports of trends, concerns and other issues related to the financial services industry.

Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price of our common stock may not be indicative of future market prices.

Our profitability is vulnerable to interest rate fluctuations.

Most of our assets and liabilities are monetary in nature and subject us to significant risks from changes in interest rates. Our profitability depends to a large extent on our net interest income, and changes in interest rates can impact our net interest income as well as valuation of our assets and liabilities.

We currently have a negative (or liability sensitive) one-year gap position and, as a result, net interest income will be adversely affected if market rates rise so that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Accordingly, like most financial institutions, our results of operations are significantly affected by changes in interest rates and our ability to manage interest rate risks. Changes in market interest rates, or changes in the relationships between short-term and long-term market interest rates, or changes in the relationship between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income, or a decrease in interest rate spread.

One source of our noninterest income is gains on the sale of loans, including commercial loans, through our Business Capital Group and mortgage loans through our wholesale mortgage segment. Changes in interest rates may negatively affect our ability to originate these loans and our ability to realize gains on the sale of these loans.

An economic downturn or natural disaster, especially one affecting our market areas, could adversely affect our financial conditions, results of operations or cash flow.

We are subject to the local economies in the MSAs of Birmingham-Hoover, Huntsville and Montgomery, Alabama and Jacksonville, Florida. Our success depends in part upon the stability or growth in population, income levels, deposits and housing starts in our primary market areas. If prevailing local or national economic conditions continue to decline, our business may not succeed. Unpredictable economic conditions, an economic recession over a prolonged period or other economic factors in our market areas could have a further material adverse impact on the quality of the loan portfolio, the demand for our products and services and our financial performance. Current and future adverse changes in the economies of our market areas have had and may continue to have a material adverse effect on our financial condition, results of operations or cash flows. Further, the banking industry in Alabama and Florida is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. As a small commercial bank, we are less able to spread the risk of unfavorable local economic conditions than are larger national or regional banks. The Florida market, including our Jacksonville banking offices, and portions of our Alabama market, principally south of Montgomery, are also subject to risks from hurricanes. Although to date, we have not been adversely impacted by recent storms, hurricanes may damage or dislocate our facilities (we do, however, have computer back-up and other emergency contingency plans in place), may damage or destroy collateral, adversely affect the livelihood of borrowers and otherwise cause significant economic dislocation in affected areas.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.

We are primarily regulated by the Federal Reserve Board by virtue of the fact that we are a registered bank holding company. Our subsidiary bank is also primarily regulated by the Federal Reserve Board and the Alabama State Banking Department. The process of complying with Federal Reserve Board regulations is costly to us and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements of our regulators. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions. Recently, banks generally have faced increased regulatory sanctions and scrutiny particularly with respect to the USA Patriot Act and other statutes relating to anti-money laundering compliance and customer privacy. As a result of being subject to a formal enforcement action, we expect that our ability to engage in acquisitions and branching will be limited or precluded entirely as a matter of regulatory discretion and policy.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Additionally, we cannot predict the effect of any legislation that may be passed at the state or federal level in response to the recent deterioration of the subprime, mortgage, credit and liquidity markets. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

As a relatively new public company, the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 (SOX), and the related rules and regulations promulgated by the Securities and Exchange Commission and The Nasdaq Global Market apply to our operations. These laws and regulations increase the scope, complexity and cost of corporate governance, reporting and disclosure practices. Despite our conducting business in a highly regulated environment, these laws and regulations have different requirements for compliance. Our expenses related to services rendered by our accountants, legal counsel and consultants in order to ensure compliance with these laws and regulations also may be burdensome.

We have conducted a comprehensive review and confirmation of the adequacy of our existing systems and controls as required under Section 404 of SOX. While we have not discovered any major deficiencies in our systems and controls, we may discover deficiencies in the future. If that is the case, we intend to take the necessary steps to correct any deficiencies, and these steps may be costly to us and may strain our management resources. Our inability to comply with SOX and subsequent public disclosure of that fact may result in a decline in the market price for our common stock.

Changes in monetary policies may have an adverse effect on our business.

Our results of operations are affected by policies of monetary authorities, particularly the Federal Reserve Board. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand or business and earnings.

Risks Related to Our Common Stock

Your percentage ownership in our common stock may be diluted in the future because of existing equity awards of our common stock, and future capital raising activities.

Your percentage ownership in our common stock may be diluted in the future because of equity awards of our common stock to our directors and officers. Additionally, we have an approved 2005 Stock Incentive Plan, which provides for the grant of equity-based awards, including restricted stock and stock options, to our directors, officers and other employees. In the future, we may issue additional equity securities in order to fund working capital needs, regulatory capital requirements, capital expenditures and product development, or to make acquisitions and other investments, which may dilute your ownership interest.

We may issue additional shares of our common stock in the future, which would dilute your ownership if you did not, or were not permitted to, invest in the additional issuances.

In the future, we may seek to raise capital through offerings of our common stock, securities convertible into common stock, or rights to acquire such securities or our common stock. Our Restated Certificate of Incorporation makes available additional authorized shares of common stock and preferred stock for issuance from time to time at the discretion of our board of directors, without further action by the stockholders, except where stockholder approval is required by law or The Nasdaq Global Market requirements. The issuance of any additional shares of common stock or convertible securities could be substantially dilutive to stockholders of our common stock if they do not invest in future offerings. Moreover, to the extent that we issue restricted stock, restricted stock units, stock options, stock appreciation rights, options, or warrants to purchase our common stock in the future and those awards, rights, options, or warrants are exercised or as the restricted stock units vest, our stockholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle them to purchase their pro-rata share of any offering of shares of any class or series and, therefore, our stockholders may not be permitted to invest in future issuances of our common stock and as a result will be diluted.

Although publicly traded, our common stock has substantially less liquidity than the average liquidity for stocks listed on The Nasdaq Global Market.

Although our common stock is listed for trading on The Nasdaq Global Market, our common stock has substantially less liquidity than the average liquidity for companies listed on The Nasdaq Global Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This marketplace depends on the individual decisions of investors and general economic and market conditions over which we have no control. This limited market may affect your ability to sell your shares on short notice, and the sale of a large number of shares at one time could temporarily depress the market price of our common stock. For these reasons, our common stock should not be viewed as a short-term investment.

The market price of our common stock may fluctuate in the future, and this volatility may be unrelated to our performance. General market price declines or overall market swings in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

USE OF PROCEEDS

Assuming all of the rights in the rights offering are subscribed for, we estimate that the net proceeds to us from the sale of our common stock offered in the rights offering, after deducting estimated offering expenses, will be approximately $14.5 million. We anticipate that the formal enforcement action will require us to invest a large portion of any capital raised in the Bank to improve its regulatory capital position. We have also recently agreed with an unaffiliated lender, in connection with the waiver of certain covenants in our loan agreement, to use a portion of the proceeds from sales of our equity securities to prepay debt, in the current outstanding principal amount of $1,750,000. This indebtedness is scheduled to mature on January 18, 2009 and bears interest at a variable rate of 90-day LIBOR plus 1.75%, currently at 4.95%. If prior to the maturity date of such debt we raise $5,000,000 or less, we have agreed to pay off the debt in its entirety. If we raise more than $5,000,000 in an equity offering, we have agreed to make a minimum prepayment of $750,000, plus 20% of all amounts raised in an equity offering over $5,000,000. Following such investment and loan prepayment, we intend to retain any remaining net proceeds for general corporate purposes, including possible future acquisition opportunities.

Our management will retain broad discretion in deciding how to allocate the net proceeds of this offering, with the exception of net proceeds which must be invested in the Bank. Until we designate the use of net proceeds, we will invest them temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

CAPITALIZATION

The following table shows our historical consolidated capitalization at June 30, 2008 and our pro forma consolidated capitalization after giving effect to the sale of 7,500,000 shares of our common stock at the subscription price and to the receipt of net proceeds after deducting the offering expenses in the amount of $14.5 million from the rights offering. This table should be read in conjunction with “Selected Historical Consolidated Financial Data” and with our consolidated financial statements and the notes to those financial statements included in the documents incorporated by reference in this prospectus.

		$2.00
	Historical at	per Share
	June 30,	Pro Forma as
	2008	Adjusted
	(Dollars in thousands)

Liabilities:
Deposits	$622,093	622,093
Federal Home Loan Bank advances	54,853	54,853
Junior subordinated debentures	15,531	15,531
Other borrowings	9,279	9,279
Total deposits and borrowed funds	$701,756	701,756
Stockholders’ equity:
Common stock $1.00 par value, 16,500,000 shares authorized; shares to be issued as reflected(1)	$4,242	11,742
Preferred stock $0.01 par value, 500,000 shares authorized, no shares issued and outstanding	—	—
Treasury stock	(1,255)	(1,255)
Additional paid — in capital	45,865	52,865
Accumulated deficit	(18,677)	(18,677)
Accumulated other comprehensive loss, net	(418)	(418)
Total stockholders’ equity (1)	$29,757	44,257
Total shares outstanding	4,156,810	11,656,810
Total stockholders’ equity as a percentage of total assets	4.04%	6.01%
Total Capitalization	$731,513	746,013

(1)	Assumes that all subscription rights (including all over-subscription privileges) are exercised in full, and excludes 111,733 shares of our common stock issuable upon exercise of outstanding options on such date at a weighted average exercise price of $15.41.

SUBSCRIPTIONS BY DIRECTORS

The table below sets forth, for each of the Company’s directors and for all of the directors as a group, the following information:

(i) the proposed purchases of shares, assuming sufficient shares of common stock are available to satisfy their purchase intentions; and

(ii) the total amount of Company common stock to be held following the rights offering.

Information is based on 4,156,810 shares outstanding as of September 22, 2008, which excludes 111,733 options exercisable within 60 days of September 22, 2008.

None of our directors have entered into binding commitments to purchase shares of our common stock in the rights offering and are not legally obligated to purchase the number of shares of common stock noted below. This includes our director, Mr. James C. Bowen, who is expected to receive up to 500,000 of our shares of common stock at $2.00 per share pursuant to the conversion of up to $1.0 million of our $1.5 million note issued to Mr. Bowen in connection with the Monticello acquisition upon exercise by Mr. Bowen of his basic subscription right and over-subscription privileges in the rights offering. See “SUMMARY — Bowen Note Conversion.” The Company and Mr. Bowen have agreed to limit the number of shares Mr. Bowen may subscribe for in the rights offering such that Mr. Bowen’s total stock holdings in the Company do not exceed 9.9% of our issued and outstanding shares of common stock following completion of the rights offering. Assuming (1) an offering price of $2.00 per share, (2) each of our directors fulfill their stated purchase commitments under the rights offering and (3) our stockholders do not otherwise exercise any of the rights, Mr. Bowen’s ownership limitation of 9.9% of our outstanding common stock would allow him to utilize approximately $851,000 of the Amended Non-Pledged Note in the rights offering. See “Risks Related to the Rights Offering — There is no guarantee that our directors and their affiliates will subscribe for any shares in the rights offering.”

			Total Common Stock
	Proposed Purchases of		to be Held
	Stock in the Rights			Percentage of Total
	Offering			Outstanding if
	Number		Number	7,500,000
Name of Beneficial Owner	of Shares	Amount	of Shares	Shares are Sold

Directors:
Robert L. Baldwin	50,000	$100,000	94,777	*	%
James C. Bowen(1)	500,000	1,000,000	709,900	6.09
Felix M. Drennen	25,000	50,000	53,615	*
H. Bradford Dunn	500,000	1,000,000	631,808	5.42
Mark A. Froehlich	5,000	10,000	10,040	*
Stanley L. Graves	150,000	300,000	239,052	2.05
Charles K. McPherson, Sr.	5,000	10,000	108,135	*
Fred G. Nunnelley, III	500,000	1,000,000	541,080	4.64
W. Flake Oakley, IV	5,000	10,000	8,850	*
W. Dan Puckett	7,500	15,000	136,082	1.17
Foy H. Tatum	100,000	200,000	110,414	*
Irby J. Thompson	5,000	10,000	9,016	*
David W. Wood, II	500,000	1,000,000	689,907	5.92

Total	2,352,500	$4,705,000	3,342,676	28.68%

*	Less than 1%

(1)	We have agreed to allow Mr. Bowen to pay the exercise price for his subscription for up to $1,000,000 in our shares of common stock by conversion of certain debt we currently owe to Mr. Bowen; provided, however, that Mr. Bowen may not hold in excess of 9.9% of the Company’s issued and outstanding shares following such conversion.

THE RIGHTS OFFERING

The Subscription Rights

We are distributing to the record holders of our common stock as of September 22, 2008 non-transferable subscription rights to purchase shares of our common stock at $2.00 per share. The subscription rights entitle the holders of our common stock to purchase an aggregate of approximately 7,500,000 shares of our common stock for an aggregate purchase price of $15 million.

Each holder of record of our common stock will receive one subscription right for each share of our common stock owned by such holder as of 5:00 p.m., Eastern Time, on September 22, 2008. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege.

Basic Subscription Right.  With your basic subscription right, you may purchase 1.804268 shares of our common stock per subscription right, subject to delivery of the required documents and payment of the subscription price of $2.00 per share, prior to the expiration of the rights offering. The number of shares that you may purchase appears on your rights certificate. You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any of your subscription rights. If you do not exercise your basic subscription rights in full, you will not be entitled to purchase shares under your over-subscription privilege.

Fractional shares of our common stock resulting from the exercise of your basic subscription right will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

We will deliver certificates representing shares or credit your account at your record holder with shares of our common stock you purchased pursuant to your basic subscription right as soon as practicable after the rights offering has expired.

Over-Subscription Privilege.  If you purchase all of the shares of common stock available to you pursuant to your basic subscription right, you may also choose to purchase a portion of any shares of our common stock that are not purchased by other stockholders through the exercise of their basic subscription rights. If sufficient shares of common stock are available, we will seek to honor the over-subscription requests in full. If over-subscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock among stockholders who over-subscribed by multiplying the number of shares requested by each stockholder through the exercise of their over-subscription privileges by a fraction which equals (x) the number of shares available to be issued through over-subscription privileges divided by (y) the total number of shares requested by all subscribers through the exercise of their over-subscription privileges.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege at the time you deliver payment related to your basic subscription right. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you, assuming that no stockholder other than you will purchase any shares of our common stock pursuant to their basic subscription right.

You may not be able to purchase the entire number of shares issuable upon the exercise of your over-subscription privilege. We will not be able to satisfy any orders for shares pursuant to the over-subscription privilege if all of our stockholders exercise their basic subscription rights in full. We can only honor an over-subscription privilege to the extent sufficient shares of our common stock are available following the exercise of subscription rights pursuant to the basic subscription rights.

To the extent the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments will be returned to you, without interest, as soon as practicable.

To the extent the amount you actually paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Fractional shares of our common stock resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

We will deliver certificates representing shares or credit the account of your record holder with shares of our common stock purchased with the over-subscription privilege as soon as practicable after the expiration of the rights offering.

Reasons for the Rights Offering

We are engaging in the rights offering to raise equity capital to improve the Company’s capital position. Our board of directors has chosen to raise capital through a rights offering to give our stockholders the opportunity to limit ownership dilution by participating in the rights offering on a pro-rata basis. Our board of directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate option under the current circumstances. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our board of directors is making no recommendation regarding your exercise of the subscription rights. We may need to seek additional financing or engage in additional capital offerings in the future and any such future capital offerings would result in the dilution of your purchase of our shares of common stock in the rights offering. We urge you to make your decision based on your own assessment of our business and financial condition, our prospects for the future, and the terms of the rights offering.

Unexercised Subscription Rights

In the event all or any portion of the subscription rights are not exercised by the holders of common stock prior to the expiration of the rights offering, we will offer those remaining shares of common stock to the public at $2.00 per share.

Limit on How Many Shares of Common Stock You May Purchase in the Rights Offering

You may only purchase the number of whole shares of common stock purchasable upon exercise of the number of subscription rights distributed to you in the rights offering, plus the maximum amount of over-subscription privilege shares available. Accordingly, the number of shares of common stock you may purchase in the rights offering is limited by the number of shares of our common stock you held on the record date, and by the extent to which other stockholders exercise their subscription rights and over-subscription privilege, which we cannot determine prior to completion of the rights offering.

Prior clearance or approval of, or notice to, state or federal bank regulatory authorities may be required prior to any person or entity, together with certain related persons or entities, exercising subscription rights (including over-subscription privileges) to purchase shares of our common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning in excess of 9.9% of our issued and outstanding shares of common stock following the closing of the transactions contemplated by this rights offering. If you have not received prior regulatory approval from any state or federal bank regulatory authority to acquire, own or control such shares prior to December 8, 2008, we will not be able to issue your shares of common stock in excess of the 9.9% ownership threshold until such time as you have obtained such approval. We may, in our discretion, refuse to issue shares of common stock if the required regulatory approval or clearance has not been obtained within a reasonable period following December 8, 2008. If we elect not to issue shares in such a case, the unissued shares will become available to satisfy over-subscriptions by other stockholders pursuant to their subscription rights and will thereafter be available to third party purchasers in any subsequent public reoffering of available shares.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be canceled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders.  If you hold a CapitalSouth Bancorp stock certificate, the number of shares you may purchase pursuant to your basic subscription right is indicated on the enclosed rights certificate. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to the subscription agent at the address set forth below under “— Subscription Agent,” to be received prior to 5:00 p.m., Eastern Time, on December 8, 2008.

Subscription by Beneficial Owners.  If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, custodian bank or other nominee, you will not receive a rights certificate. Instead, the DTC will issue one subscription right to the nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares of our common stock in the rights offering.

Payment Method

As described in the rights certificate, payments submitted to the subscription agent must be made in full United States currency by:

•	certified or cashier’s check, personal check or bank draft payable to Registrar and Transfer Company, the subscription agent, drawn upon a United States bank;

•	postal, telegraphic or express money order payable to Registrar and Transfer Company; or

•	wire transfer of immediately available funds to accounts maintained by Registrar and Transfer Company.

We will not honor payment received after the expiration date of the rights offering, and the subscription agent will return your payment to you, without interest or deduction, as soon as practicable. Personal checks which do not clear prior to the expiration date will not be considered payment for subscription rights. The subscription agent will be deemed to receive payment upon:

•	receipt by the subscription agent of any certified check or bank draft, drawn upon a United States bank;

•	clearance of any uncertified check deposited by the subscription agent;

•	receipt by the subscription agent of any postal, telegraphic or express money order; or

•	receipt of collected funds in the subscription agent’s account.

If you elect to exercise your subscription rights, we urge you to consider using a certified or cashier’s check, money order or wire transfer of funds to ensure that the subscription agent receives your funds prior to the expiration of the rights offering. If you send an uncertified check, payment will not be deemed to have been received by the subscription agent until the check has cleared. If you send a certified check or bank draft, drawn upon a U.S. bank, a postal, telegraphic or express money order or wire or transfer funds directly to the subscription agent’s account, payment will be deemed to have been received by the subscription agent immediately upon receipt of such instruments and wire or transfer.

Any personal check used to pay for shares of our common stock must clear the appropriate financial institutions prior to 5:00 p.m., Eastern Time, on December 8, 2008, which is the expiration of the rights offering. The clearinghouse may require five or more business days. Accordingly, holders that wish to pay the subscription price by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration of the rights offering to ensure such payment is received and clears by such date.

You should read and follow the instructions accompanying the rights certificate carefully and strictly follow it. As described in the instructions accompanying the rights certificate, in certain cases additional documentation or signature guarantees may be required. We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount.

The method of delivery of payments of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those documents and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent. Do not send or deliver these materials to us.

Medallion Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	you provide on the rights certificate that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Missing or Incomplete Subscription Information

If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, December 8, 2008, expiration date that we have established for the rights offering. If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

Expiration Date and Cancelation Rights

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., Eastern Time, on December 8, 2008, which is the expiration of the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of our common stock to you if the subscription agent receives your rights certificate or your subscription payment after that time. We have the option to extend the rights offering without notice to you, although we do not presently intend to do so. We may extend the expiration of the rights offering by giving oral or written notice to the subscription agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced expiration of the rights offering.

If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. The nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, December 8, 2008, expiration date that we have established for the rights offering.

We may cancel the rights offering at any time for any reason prior to the time the rights offering expires. If we cancel the rights offering, we will issue a press release notifying stockholders of the cancelation and all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

Determination of Subscription Price

In determining the subscription price, we established a pricing committee comprised of independent members of our board of directors. In determining the subscription price, the pricing committee considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the amount of proceeds desired, the need for liquidity and capital, potential market conditions, and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the pricing committee also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. We did not seek or obtain an opinion of financial advisors in establishing the subscription price. The subscription price is not necessarily related to our book value, tangible book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering.

The market price of our shares of common stock may decline during or after the rights offering and you may not be able to sell shares of our common stock purchased during the rights offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common stock before exercising your subscription rights and to make your own assessment of our business and financial condition, our prospects for the future, and the terms of this rights offering.

Conditions, Withdrawal, Amendment and Termination

We reserve the right to withdraw the rights offering at any time for any reason. We also may amend or terminate the rights offering at any time before completion of the rights offering if our board of directors decides to do so in its sole discretion. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Subscription Agent

The subscription agent for this offering is Registrar and Transfer Company. The address to which rights certificates and payments, other than wire transfers, should be mailed or delivered is provided below. If sent by mail, we recommend that you send documents and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent. Do not send or deliver these materials to CapitalSouth Bancorp.

By Mail: Registrar and Transfer Company P.O. Box 645 Cranford, NJ 07016-0645 Attn: Reorg/Exchange Department	By Hand or Overnight Courier: Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016 Attn: Reorg/Exchange Department

If you deliver subscription documents, rights certificates or notices of guaranteed deliver in a manner different than that described in this prospectus, we may not honor the exercise of your subscription rights.

If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please call our subscription agent for the rights offering, Registrar and Transfer Company, at (800) 368 -5948 (toll free), Monday through Friday, between 8:00 a.m. and 7:00 p.m., Eastern Time. Registrar and Transfer Company is not available to answer questions on weekends or bank holidays. You may also contact Registrar and Transfer Company with questions by electronic mail at info@rtco.com.

Any questions or requests regarding CapitalSouth Bancorp, CapitalSouth Bank or the rights offering may be directed to Carol W. Marsh at (205) 870-1939 Monday through Friday, between 10:00 a.m. and 4:00 p.m., Central Standard Time.

Fees and Expenses

We will pay the fees and expenses of the subscription agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.

No Fractional Shares

All shares will be sold at a purchase price of $2.00 per share. We will not issue fractional shares. Fractional shares of our common stock resulting from the exercise of the basic subscription rights and the over-subscription privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Notice to Nominees

If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners of our common stock. If a registered holder of our common stock so instructs, you should complete the rights certificate and submit it to the subscription agent with the proper subscription payment by the expiration date. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock and will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., Eastern Time, December 8, 2008, expiration date.

Non-Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be listed for trading on The Nasdaq Global Market or any other stock exchange or market. The shares of our common stock issuable upon exercise of the subscription rights will be listed on The Nasdaq Global Market.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither we nor the subscription agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

Stockholder Rights

You will have no rights as a holder of the shares of our common stock you purchase in the rights offering until certificates representing the shares of our common stock are issued to you, or your account at your nominee is credited with the shares of our common stock purchased in the rights offering.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

Material U.S. Federal Income Tax Treatment of Rights Distribution

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of these subscription rights to purchase shares of our common stock for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our board of directors is making no recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights risk investment loss on new money invested. The market price for our common stock may decline to a price that is less than the subscription price and, if you purchase shares at the subscription price, you may not be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and financial condition, our prospects for the future and the terms of this rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Shares of Our Common Stock Outstanding After the Rights Offering

Assuming no options are exercised prior to the expiration of the rights offering, we anticipate that we will have a minimum of approximately 6,509,310 shares of common stock and a maximum of 11,656,810 shares of common stock outstanding after consummation of the rights offering. The number of shares of common stock that we will issue in the rights offering will depend on the number of shares that are subscribed for by our stockholders in the rights offering.

THE REOFFERING OF REMAINING SHARES

Acceptance of Nonbinding Subscriptions During Pendency of Rights Offering

We will permit persons and entities who are not stockholders eligible to participate in the rights offering to submit nonbinding subscriptions to purchase 100 or more shares of our common stock, if any, that remain available for purchase following the expiration date of the rights offering. Prospective purchasers should complete, date and sign the preliminary subscription agreement which accompanies this prospectus and return it to CapitalSouth Bancorp, 2340 Woodcrest Place, Birmingham, Alabama 35209, Attn: Carol W. Marsh.

Preliminary subscriptions are NOT binding on subscribers. DO NOT send payment for shares of common stock with your preliminary subscription. Upon completion of the rights offering, we will furnish to all persons who previously submitted preliminary subscriptions a prospectus supplement that sets forth the results of the rights offering and the amount of unsubscribed shares of common stock, accompanied by an acknowledgement of subscription. A copy of the acknowledgement of subscription accompanies this prospectus. Upon receipt of the prospectus supplement, each subscriber will be asked to do the following:

•	Complete, sign and date the acknowledgement of subscription;

•	Make a certified, cashier’s or personal check payable to “CapitalSouth Bancorp” in an amount equal to the subscription price of $2.00 per share multiplied by the number of shares of common stock subscribed for; and

•	Return the completed acknowledgement of subscription and check to CapitalSouth Bancorp, 2340 Woodcrest Place, Birmingham, Alabama 35209, Attn: Carol W. Marsh.

If you send an uncertified check, payment will not be deemed to have been received by us until the check has cleared. If you send a certified check or bank draft, drawn upon a U.S. bank, or a postal, telegraphic or express money order, payment will be deemed to have been received immediately upon receipt of such instruments.

Any personal check used to pay for shares of our common stock must clear the appropriate financial institutions prior to 5:00 p.m., Central Standard Time, on January 20, 2009, which is the expiration of the public reoffer. The clearinghouse may require five or more business days. Accordingly, persons who wish to acknowledge their preliminary subscription by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration of the offering to ensure such payment is received and clears by such date.

UPON RECEIPT BY CAPITALSOUTH BANCORP OF THE ACKNOWLEDGEMENT OF SUBSCRIPTION, THE PRELIMINARY SUBSCRIPTION AGREEMENT WILL BECOME BINDING ON AND IRREVOCABLE BY THE SUBSCRIBER UNTIL THE EXPIRATION DATE OF THE REOFFER PERIOD.

Discretion to Accept Subscriptions

We have the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the Reoffer Expiration Date. We generally will accept subscriptions in the order in which they are received. As a result, you may not receive any or all of the shares for which you subscribe. We will notify subscribers as soon as practicable following the Reoffer Expiration Date as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will return to the subscriber the unaccepted portion of the subscription funds, without interest.

Expiration Date and Cancelation Rights

The reoffer period will expire at the earlier of 5:00 p.m. Eastern Time, on January 20, 2009 or the date on which we have accepted subscriptions for all shares remaining for purchase as reflected in the prospectus supplement. We refer to this date as the “Reoffer Expiration Date.”

We may cancel the reoffer of remaining shares at any time for any reason, including following the expiration date. If we cancel the public offering of any remaining shares of common stock, we will return all subscription payments, without interest or deduction, as soon as practicable.

Escrow Arrangements; Return of Funds

We will hold funds received with an acknowledgement of subscription in a segregated account at the Bank. We will hold these funds in escrow until such time as we accept the subscription or until the reoffering is canceled. If the reoffering of remaining shares is canceled, we will return the subscription payments, without interest or deduction, as soon as practicable.

No Revocation or Change

Once you submit the acknowledgement of subscription and your payment, you will not be allowed to revoke your subscription or request a refund of monies paid. All acknowledgements of subscriptions are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not submit an acknowledgement of subscription unless you are certain that you wish to purchase shares of our common stock at the subscription price.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material federal income tax consequences to U.S. Holders of our common stock (as defined below) of the receipt of subscription rights in the rights offering and the ownership, exercise and disposition of the subscription rights. This discussion is a summary and does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in the light of their individual investment circumstances or to certain types of U.S. Holders that are subject to special tax rules, including partnerships, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that received our common stock in satisfaction of our prior indebtedness to such persons, persons that hold rights or our common stock as part of a “straddle,” a “hedge” or a “conversion transaction,” persons that have a functional currency other than the U.S. dollar, investors in pass-through entities, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income, state, local or foreign tax considerations to U.S. Holders, nor does it address any tax considerations to persons other than U.S. Holders. This summary assumes that U.S. Holders have held our common stock exclusively as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the “Code.” This summary is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have received the opinion of Bradley Arant Rose & White LLP, counsel to the Company, that the material U.S. federal income tax consequences to us and to U.S. Holders will be as described below. In rendering its opinion, Bradley Arant Rose & White LLP has relied on the facts described herein as well as certain factual representations made by us. The opinion of Bradley Arant Rose & White LLP is not binding on the Internal Revenue Service (“IRS”), and, as a result, the IRS may not agree with the tax opinion contained herein. No advance tax ruling has been sought or obtained from the IRS regarding the U.S. federal income tax consequences described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a U.S. holder would ultimately prevail in a final determination by a court.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common stock who is (1) a citizen or an individual resident of the United States; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United States or any political subdivision of the United States; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) if a court within the United

States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. In this event, the partner and partnership should consult their tax advisors concerning the tax treatment of the receipt of subscription rights in the rights offering and the ownership, exercise and disposition of the subscription rights.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL OR TAX ADVICE TO ANY U.S. HOLDER. EACH HOLDER OF OUR COMMON STOCK IS URGED TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THE RIGHTS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS.

Receipt, Exercise and Expiration of the Subscription Rights; Tax Basis and Holding Period of Shares Received upon Exercise of the Subscription Rights

You should not recognize taxable income for U.S. federal income tax purposes in connection with the receipt of subscription rights in the rights offering. If you allow the subscription rights received in the offering to expire, you should not recognize any gain or loss upon the expiration of the subscription rights. You also should not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering, and the tax basis of the shares of our common stock acquired through the exercise of the subscription rights should equal the sum of the subscription price for the shares and your tax basis, if any, in the subscription rights.

Your tax basis in the subscription rights will generally be zero unless either (1) the fair market value of the subscription rights on the date such subscription rights are distributed is equal to or exceeds 15% of the fair market value on such date of our common stock with respect to which the subscription rights are received or (2) you elect, in your United States federal income tax return for the taxable year in which the subscription rights are received, to allocate part of the tax basis of such common stock to the subscription rights. In either case, a portion of your basis in our common stock with respect to which the subscription rights are received will be allocated to the subscription rights in proportion to the respective fair market values of our common stock and the subscription rights on the date the subscription rights are distributed. The fair market value of the subscription rights on the date the subscription rights are distributed is uncertain, and CapitalSouth has not obtained, and does not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable. If you have tax basis in the subscription rights and you allow the subscription rights to expire, the tax basis of our common stock owned by you with respect to which such subscription rights were distributed will be restored to the tax basis of such common stock immediately before the receipt of the subscription rights in the rights offering. The holding period for the shares of our common stock acquired through the exercise of the rights will begin on the date the rights are exercised.

If you exercise the subscription rights received in this rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, then certain aspects of the tax treatment of the exercise of the subscription rights are unclear, including (1) the allocation of tax basis between our common stock previously sold and the subscription rights, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to our common stock previously sold, and (3) the impact of such allocation on the tax basis of our common stock acquired through exercise of the subscription rights. If you exercise the subscription rights received in the rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, you should consult your tax advisor.

Sale of Shares of Our Common Stock and Receipt of Distributions on Shares of Our Common Stock

You will recognize capital gain or loss upon the sale of our common stock acquired through the exercise of subscription rights in an amount equal to the difference between the amount realized and your tax basis in our common stock. The capital gain or loss will be long-term if your holding period in the shares is more than one year.

Long-term capital gains recognized by individuals are taxable under current law at a maximum rate of 15%. Under current law, long-term capital gains recognized by individuals will be taxable at a maximum rate of 20% for taxable years beginning after December 31, 2010. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. If you have held your shares of our common stock for one year or less, your capital gain or loss will be short-term. Short-term capital gains are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. Your ability to use any capital loss is subject to certain limitations.

Distributions, if any, on shares of our common stock acquired through the exercise of subscription rights will be taxable to you as a dividend to the extent that the cash and fair market value of property is allocable to our current and accumulated earnings and profits for the taxable year in which the distribution is made. Dividends received by corporate holders of our common stock are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. Dividends received by noncorporate (individual) holders of our common stock in taxable years beginning before January 1, 2011 are taxed under current law at the holder’s capital gain tax rate (a maximum rate of 15%) provided that the holder meets applicable holding period and other requirements. Under current law, dividends received by noncorporate holders of our common stock in subsequent taxable years will be taxed as ordinary income at a maximum rate of 35%. Any distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis, and any further distributions in excess of your basis in our common stock will be treated as gain from the sale or exchange of such common stock.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common stock acquired through the exercise of subscription rights. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number, or TIN, (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you are not subject to backup withholding. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Certain persons are exempt from backup withholding, including corporations and financial institutions. You should consult your tax advisors as to your qualification for exemption from withholding and the procedure for obtaining such exemption.

PLAN OF DISTRIBUTION

Directors, Executive Officers and Employees

We are offering shares of our common stock directly to you pursuant to the rights offering. Our directors and executive officers may participate in the solicitation of the exercise of subscription rights for the purchase of common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with any solicitation. Other trained employees of CapitalSouth Bank may assist in the rights offering in ministerial capacities, providing clerical work in effecting an exercise of subscription rights or answering questions of a ministerial nature. Other questions of prospective purchasers will be directed to our executive officers. Our other employees have been instructed not to solicit the exercise of subscription rights for the purchase of shares of common stock or to provide advice regarding the exercise of subscription rights. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and the solicitation of subscription rights and the sales of the common stock underlying such subscription rights will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of our common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares of common stock.

Reoffer of Remaining Shares

To the extent we have shares of common stock remaining available (after taking into consideration all subscription exercises), we will offer those shares to the public at the $2.00 per share subscription price. Unlike the rights offering, the public reoffer will be made through the best efforts of our officers and directors.

EXPERTS

The consolidated financial statements of CapitalSouth Bancorp as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 appearing in CapitalSouth Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2007 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2007 consolidated financial statements refers to CapitalSouth Bancorp’s change in its method of accounting for uncertainty in income taxes during 2007.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Bradley Arant Rose & White LLP, Birmingham, Alabama. As of September 22, 2008, the partners and associates of Bradley Arant Rose & White LLP beneficially owned approximately 30,345 shares of our outstanding common stock.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below. The documents we incorporate by reference include:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	our Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008;

•	our Current Reports on Form 8-K filed June 16, 2008, August 22, 2008 and October 3, 2008;

•	our Definitive Proxy Statement on Schedule 14A, filed April 24, 2008; and

•	the description of our common stock, $1.00 par value, set forth in the Form 8-A (File No. 000-51660) registration statement filed with the Securities and Exchange Commission on December 12, 2005, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

CapitalSouth Bancorp
2340 Woodcrest Place
Birmingham, Alabama 35209
(205) 870-1939

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission telephone number is 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including CapitalSouth. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

In addition, we make available, without charge, through our website, www.capitalsouthbank.com, electronic copies of our filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in the website.

7,500,000 Shares

Common Stock

PROSPECTUS

November 6, 2008